UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-38646

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dow Inc.
2211 H.H. Dow Way
Midland, MI 48674

REQUIRED INFORMATION

Financial statements at December 31, 2024 and 2023 and year ended December 31, 2024, supplemental schedule at December 31, 2024 and Report of Independent Registered Public Accounting Firm.

The Dow Chemical
Company Employees'
Savings Plan
Financial Statements at December 31, 2024 and 2023,
and for year ended December 31, 2024 and Supplemental
Schedule at December 31, 2024

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To Plan Participants and 401(k) Investment Committee of
The Dow Chemical Company Employees’ Savings Plan
Midland, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Dow Chemical Company Employees’ Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.
BDO USA, P.C.
Grand Rapids, Michigan
June 13, 2025

We have served as the Plan’s auditor since 2019.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2024 and 2023

In millions	2024	2023
Assets
Investments - at fair value (Note 3)	$9,458	$8,555
Fully benefit-responsive investment contracts - at contract value	1,255	1,504
Receivables - interest, dividends and other	32	20
Receivables - participant notes	106	97
Total Assets	10,851	10,176
Liabilities
Other payables	21	11
Net Assets Available For Benefits	$10,830	$10,165
See Notes to Financial Statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024

In millions	2024
Additions
Investment income
Net realized/unrealized gain on investments	$1,143
Interest and dividends	64
Total investment income	1,207
Employer contributions	229
Employee contributions	287
Interest on participant notes receivable	7
Total additions	1,730
Deductions
Distributions and withdrawals	1,064
Administrative expenses	1
Total deductions	1,065
Net increase	665
Net Assets Available for Benefits
Beginning of year	10,165
End of year	$10,830
See Notes to Financial Statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.DESCRIPTION OF THE PLAN
The following description of The Dow Chemical Company Employees' Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan consisting of a profit sharing plan with a cash or deferred feature, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code as of 1986, as amended (“Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan covers any person who is or becomes an eligible employee of The Dow Chemical Company (the "Company" or “TDCC”) or of certain of TDCC's subsidiaries, including former employees with balances in the Plan. On April 1, 2019, Dow Inc. became the direct parent company of TDCC. Dow Inc. is an independent, publicly traded company and Dow Inc. common stock is listed on the New York Stock Exchange under the symbol "DOW."

Employee Contributions - Plan participants generally may elect to contribute from 0.5% to 40.0% of their compensation, depending on the participant's eligible pay, limited to a 0.5% minimum contribution. The maximum yearly gross compensation pre-tax or Roth 401(k) contribution made through payroll deductions was $23,000 in 2024. Participants who attained age 50 before the end of the plan year were eligible to make additional catch-up contributions in the amount of $7,500 in 2024. Plan participants may elect to increase, decrease, suspend or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed. Newly hired eligible employees not electing to enroll within a reasonable period of time are automatically enrolled to contribute 6% of their eligible pay to the Plan unless the employee elects to opt out. The automatic contributions will increase by 1% each year effective April 1, until the contribution rate reaches 15%, unless the employee designates otherwise. The contributions default to the applicable BlackRock® ("BR") LifePath® Fund based on the employee's date of birth, unless otherwise designated by the employee.

Company Contributions - In general, the Company’s matching contribution provides a 100% match on the first 4% eligible pay deferrals and a 50% match on the next 2% of eligible pay deferrals. Effective January 1, 2024, all eligible U.S. employees receive an automatic non-elective contribution to the Plan of 4% of their eligible compensation. A small number of participants in certain unions referred to as “Legacy Union Employees” in the summary plan description are subject to different provisions. In addition, effective January 1, 2024, the Company implemented The Dow Student Debt Retirement Savings Match for eligible participants, allowing student debt payments to count as contributions, making them eligible for company match.

In the first quarter of 2025, the Company contributed $11.7 million to Plan participants, as required under the Plan's true-up provisions for the year ended December 31, 2024.

Dividends - Participants invested in the Dow Inc. stock fund may elect to receive dividends as a distribution rather than reinvesting dividends within the participant account.

Account Valuation - Participant account balances reflect the total contributions made to the Plan by employees and the Company, plus investment results, less expenses and withdrawals.

Vesting - Participants are immediately vested in all amounts credited to their Plan account, including employee contributions, Company contributions and investment earnings.

Benefits Distribution - Benefits are generally distributable upon termination of employment as a lump-sum payment or partial withdrawal or may be deferred until minimum distributions are required by law. The Plan makes a lump-sum payment to terminated participants who have a balance that does not exceed $1,000. Active employees may request in-service distributions upon the attainment of age 59-1/2. Active employees under the age of 59-1/2 may request a distribution in the event of a financial hardship as defined by the Plan.

Participant Notes Receivable - Active participants, retirees and terminated participants may borrow from their employee contributions, plus earnings on those contributions, with a minimum note receivable of $1,000. Participant notes receivable are limited to the smaller of 50% of the total account balance or $50,000, less the highest outstanding participant note receivable balance in the preceding 12 months.

Note receivable repayments for active employees are made through payroll deductions on an after tax basis, with a minimum term of six months and a maximum of 60 months for any purpose other than the purchase of a primary residence and a minimum term of six months and a maximum of 120 months for participant note receivable for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the note receivable. This rate is generally equal to the prime rate on the last day of each calendar quarter before the loan is processed. The range of interest rates on notes receivable outstanding, excluding deemed loans, at December 31, 2024 and 2023 was 3.25% to 8.5%.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.

Related Party and Party-In-Interest Transactions - Administrative expenses of the trustee are charged to the Plan. The assets of the Plan are held by Fidelity Management Trust Company (“Fidelity”), who acts as independent trustee, custodian and recordkeeper for the investments in the Plan, except the assets held by Synthetic Guaranteed Investment Contracts (“Synthetic GICs”), which are custodied at Bank of New York Mellon ("BNY Mellon"). Fidelity manages certain Plan investments. All transactions with Fidelity and BNY Mellon qualify as party-in-interest transactions. Invesco Trust Company acts as a subadvisor on the Plan's Interest Income fund, manages assets in that fund and contracts on the Plan's behalf with the Synthetic GICs' insurers.

Plan investments include shares of common stock of TDCC's parent company, Dow Inc., and the Plan holds notes receivable from Plan participants.

Amendment or Termination - The Plan does not have an expiration date. The Company may at any time terminate, amend or modify the Plan, subject to certain rights of the Plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Contributions - Employee contributions and related employer contributions, are recognized in the period during which the Company makes payroll deductions from the employee's compensation.

Investment Valuation and Income Recognition - Investments in the Plan consisting of common stock of Dow Inc., mutual funds and certain money market funds are stated at fair value based upon the quoted market value of such securities at year end. The investments in common/collective trusts are valued at net asset value ("NAV") per share (or its equivalent) of the fund, based on the fair values of the underlying net assets. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no redemption restrictions or unfunded commitments on these investments. Temporary investments are investments in short term money market funds in the respective investment funds. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan's gains and losses on investments bought and sold, as well as held, during the year.

Investments of the Interest Income Fund (“Fund”) included in the Plan consist of Synthetic GICs, bonds, a money market fund and a common collective trust fund. All of the Plan's Synthetic GICs are fully benefit-responsive and are recorded at contract value. Contract value is the amount participants would normally receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents deposits made to the contract plus earnings at guaranteed crediting rates less withdrawals and applicable fees. Synthetic GICs operate similarly to an insurance company separate account investment contract, except that the assets are placed in a separate custodial account (owned by the Plan) rather than such assets being held in a separate account of the insurance company. A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities or common/collective trusts holding similar investments. The Plan purchases a wrapper contract from financial services institutions.

In addition to holding certain assets, Synthetic GICs include features designed to provide participant liquidity at book value as well as periodic interest crediting rates. The liquidity feature is also known as “benefit responsiveness.”

The Synthetic GICs provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying assets. The crediting interest rates are reset monthly and the contracts guarantee that the crediting interest rates cannot be less than zero.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Plan to qualify for exemption from federal income taxes or any required exemption of prohibited transactions under ERISA. The plan administrator does not believe that the occurrence of any such event that may limit the Plan's ability to transact at contract value is probable.

Synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not resolved, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, losses may occur if the market value of the Plan's assets, which were covered by the contract, is below the contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Changes in fixed income market conditions and interest rates may affect the yield to maturity and the market value of the underlying investments. Such changes could have a material impact on the Synthetic GIC's future interest crediting rates. In addition, participant withdrawals from and transfers out of the Interest Income Fund made according to Plan provisions are paid at contract value but funded through the market value liquidation of the underlying investments. This process of funding participant withdrawals and transfers from market value liquidations of underlying investments may also have an effect on future interest crediting rates.

Other Receivables and Other Payables - Other receivables and other payables include the true-up employer contributions and investment securities sold and purchased during the reporting period that were not settled at the reporting date. Settlement can take up to three business days after the trade date, which is the standard in the industry.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Benefits Payable - Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. Benefits payable to participants who had withdrawn from participation in the Plan at December 31, 2024 and 2023 were insignificant.

Federal Income Tax Status - The Internal Revenue Service has determined and informed the Company by a letter dated September 2, 2014, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

Risks and Uncertainties - The Plan invests in various investment instruments, including shares of the common stock of Dow Inc. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.    FAIR VALUE
Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

For investments classified as Level 1 measurements, which are measured using quoted prices in active markets, the total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange in which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For investments classified as Level 2 measurements, where the security is frequently traded in less active markets, fair value is based on the closing price at the end of the period; where the security is less frequently traded, fair value is based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that security. Market inputs are obtained from well-established and recognized vendors of market data and subjected to tolerance/quality checks.

For investments classified as Level 3 measurements, the total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment.

The investment's fair value level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table presents information about certain assets of the Plan measured at fair value on a recurring basis:

Assets Measured at Fair Value on a Recurring Basis	December 31, 2024		December 31, 2023
In millions	Total	Level 1	Total	Level 1

Dow Inc. common stock	$500	$500	$602	$602
Mutual funds	553	553	973	973
Temporary investments - Money market funds	41	41	58	58
Total categorized assets at fair value	$1,094	$1,094	$1,633	$1,633
Fair value measured at net asset value per share:[1]
Common/collective trusts	8,364		6,922
Total assets at fair value	$9,458		$8,555
1.Investments in common/collective trusts are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2024.

4.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2024 and 2023:

Reconciliation of Net Assets Available for Benefits per the Financial Statements to Form 5500 at December 31
In millions	2024	2023
Net assets available for benefits per the financial statements	$10,830	$10,165
Adjustment from contract value to fair value for fully benefit-responsive Synthetic GICs	(82)	(91)
Net assets available for benefits per Form 5500	$10,748	$10,074

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2024:

Reconciliation of Net Increase in Net Assets Available for Benefits per the Financial Statements to Form 5500
In millions	2024
Net increase in net assets available for benefits per the financial statements	$665
Change in adjustment from contract value to fair value for fully benefit-responsive Synthetic GICs	9
Net income per Form 5500	$674

5.    SUBSEQUENT EVENTS
The Plan evaluated subsequent events from December 31, 2024 through June 13, 2025, the date these financials statements were available to be issued.

SUPPLEMENTAL SCHEDULE

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A - B
AT DECEMBER 31, 2024
		(c)
		Description of Investment		(e)
	(b)	Including Maturity Date,	(d)	Current
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Cost or Contract	Value
(a)	Lessor or Similar Party	Par or Maturity Value	Value	(In millions)
*	Dow Stock	Dow Stock	**	$500
	NB Genesis R6	Mutual Fund	**	238
	TRP High Yield Inst	Mutual Fund	**	119
	BTC LifePath RET T	Common/Collective Trust	**	515
	BTC LifePath 2030 T	Common/Collective Trust	**	403
	BTC LifePath 2035 T	Common/Collective Trust	**	393
	BTC LifePath 2040 T	Common/Collective Trust	**	354
	BTC LifePath 2045 T	Common/Collective Trust	**	360
	BTC LifePath 2050 T	Common/Collective Trust	**	315
	BTC LifePath 2055 T	Common/Collective Trust	**	309
	BTC LifePath 2060 T	Common/Collective Trust	**	108
	BTC LifePath 2065 T	Common/Collective Trust	**	32
	BTC LifePath 2070 T	Common/Collective Trust	**	2
	SS EMRG MKTS IDX II	Common/Collective Trust	**	85
	SS GACEQ EXUS IDX II	Common/Collective Trust	**	154
	INV GOVT Liquidty TR	Common/Collective Trust	**	156
	BBH Core Plus FX Inc	Common/Collective Trust	**	144
	FH MDT Mid Cap Growth Fund	Common/Collective Trust	**	326
	Franklin US Tips	Common/Collective Trust	**	49
	MKS Convertible	Common/Collective Trust	**	29
	MFS US REIT Fund	Common/Collective Trust	**	55
	BR Equity Index	Common/Collective Trust	**	2,129
	BR Extended EQ MKT	Common/Collective Trust	**	410
	BR US Debt Index NL	Common/Collective Trust	**	131
	Active Global ACW EQ	Common/Collective Trust	**	241
	Diverse Commodity	Common/Collective Trust	**	17
	Vang LT Treasury ADM	Mutual Fund	**	44
	Vang Dev Mkt IDX IP	Mutual Fund	**	152
	Small Cap Index Fund	Common/Collective Trust	**	299
*	Fidelity Contrafund Pool CL 3	Common/Collective Trust	**	1,348
*	Interest Bearing Cash	Temporary Investments	**	9
*	Fidelity Short Term Investment Fund	Temporary Investments	**	32
*	Participant Notes Receivable	Interest recorded at prime rate (3.25% - 8.5%)	**	106
	Subtotal			$9,564
*    Represents a party-in-interest to the Plan
**    Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A - B
AT DECEMBER 31, 2024
		(c)
		Description of Investment		(e)
	(b)	Including Maturity Date,	(d)	Current
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Cost or Contract	Value
(a)	Lessor or Similar Party	Par or Maturity Value	Value	(In millions)
	Guaranteed Investment Contracts
	Pacific Life:
*	G-27523.01.0001 (IGT)	IGT Invesco ST Bond; IGT PIMCO Core Fixed Income Fund; Synthetic GIC	**	206

	Voya Retirement & Annuity:
*	#60031-A (IGT)	IGT Invesco ST Bond; IGT PIMCO Core Fixed Income Fund; Synthetic GIC	**	219

	Nationwide Life Insurance:
*	INV_DOW_IP_0524 (see underlying assets at Appendix A)	NISA Dow; IGT Invesco ST Bond; Synthetic GIC	**	209

	Prudential Insurance:
*	GA-62233 (IGT)	IGT Invesco ST Bond; IGT Jennison Intermediate Fund; Synthetic GIC	**	218

	RGA:
*	RGA00036 (see underlying assets at Appendix B)	Wellington Dow; IGT Jennison Intermediate Fund; IGT Invesco ST Bond; Synthetic GIC	**	190

	Met Tower Life:
*	38025 (see underlying assets at Appendix B)	Wellington Dow; MacKay Shields Dow; IGT Invesco ST Bond; Synthetic GIC	**	213
	Total guaranteed investment contracts			1,255
	Total			$10,819
*    Represents a party-in-interest to the Plan
**    Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX A - UNDERLYING ASSETS FOR NATIONWIDE LIFE INSURANCE - (INV_DOW_PI_0524)
AT DECEMBER 31, 2024

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	AETNA INC	6.625% 06/15/2036 DD 06/09/06	230,000	$246,665	$242,413
	AKER BP ASA 144A	5.125% 10/01/2034 DD 10/01/24	260,000	259,176	244,208
	ALGONQUIN POWER & UTILITIES CO	STEP 06/15/2026 DD 03/15/2024	490,000	485,904	492,308
	AMEREN CORP	5.700% 12/01/2026 DD 11/20/23	165,000	164,787	167,676
	AMERICAN EXPRESS CO	VAR RT 05/01/2026 DD 05/01/23	125,000	124,195	125,034
	AMERICAN EXPRESS CO	VAR RT 07/27/2029 DD 07/28/23	50,000	49,449	50,558
	AMERICAN EXPRESS CO	VAR RT 02/16/2028 DD 02/16/24	155,000	155,000	155,904
	AMERICAN EXPRESS CO	VAR RT 07/26/2035 DD 07/26/24	240,000	244,960	237,384
	AMERICAN HONDA FINANCE CORP	5.050% 07/10/2031 DD 07/10/24	190,000	196,188	188,030
	AMERICAN HONDA FINANCE CORP	4.400% 09/05/2029 DD 09/05/24	235,000	234,718	228,483
	AMERICAN INTERNATIONAL GROUP I	5.125% 03/27/2033 DD 03/27/23	45,000	45,233	44,512
	AMERICAN TOWER CORP	5.000% 01/31/2030 DD 11/21/24	85,000	84,679	84,518
	AMERICOLD REALTY OPERATING PAR	5.409% 09/12/2034 DD 09/12/24	135,000	135,123	129,210
	APPALACHIAN POWER CO	3.400% 06/01/2025 DD 05/18/15	385,000	373,015	382,686
	BANCO SANTANDER SA	VAR RT 09/14/2027 DD 09/14/21	165,000	150,366	155,971
	BANCO SANTANDER SA	VAR RT 03/14/2028 DD 03/14/24	140,000	140,000	141,214
	BANK OF AMERICA CORP	VAR RT 03/11/2027 DD 03/11/21	995,000	885,123	958,742
	BANK OF AMERICA CORP	VAR RT 10/20/2032 DD 10/20/21	120,000	102,967	101,324
	BANK OF AMERICA CORP	VAR RT 10/25/2035 DD 10/25/24	635,000	633,345	619,919
	BANK OF MONTREAL	5.511% 06/04/2031 DD 06/04/24	300,000	315,232	304,701
	BANK5 2023-5YR3 5YR3 A2	6.255% 09/15/2056 DD 09/01/23	529,702	554,097	547,590
	BANK5 2024-5YR5 5YR5 A3	5.702% 02/15/2029 DD 02/01/24	638,077	657,210	650,386
	BARCLAYS PLC	VAR RT 08/09/2026 DD 08/09/22	80,000	80,034	80,151
	BAYER US FINANCE II LLC 144A	4.375% 12/15/2028 DD 06/25/18	200,000	183,902	192,318
	BAYER US FINANCE LLC 144A	6.375% 11/21/2030 DD 11/21/23	125,000	124,856	128,621
	BAYER US FINANCE LLC 144A	6.500% 11/21/2033 DD 11/21/23	75,000	81,182	76,289
	BLACK HILLS CORP	2.500% 06/15/2030 DD 06/17/20	225,000	197,620	196,322
	BNP PARIBAS SA 144A	VAR RT 11/19/2030 DD 11/19/24	200,000	200,000	197,906
	BOEING CO/THE	3.600% 05/01/2034 DD 05/02/19	205,000	176,761	171,614
	BOEING CO/THE	2.196% 02/04/2026 DD 02/04/21	240,000	236,083	232,740
	BP CAPITAL MARKETS AMERICA INC	5.017% 11/17/2027 DD 05/17/24	680,000	698,938	687,378
	BP CAPITAL MARKETS AMERICA INC	5.227% 11/17/2034 DD 05/17/24	120,000	119,519	118,291
	BP CAPITAL MARKETS AMERICA INC	4.868% 11/25/2029 DD 11/25/24	205,000	205,000	205,082
	BRISTOL-MYERS SQUIBB CO	5.200% 02/22/2034 DD 02/22/24	200,000	203,162	199,810
	CAPITAL ONE FINANCIAL CORP	VAR RT 02/01/2029 DD 02/01/23	110,000	110,000	110,756
	CATERPILLAR FINANCIAL SERVICES	4.700% 11/15/2029 DD 11/15/24	300,000	299,511	298,953
	CBRE SERVICES INC	4.875% 03/01/2026 DD 08/13/15	185,000	185,050	184,752
	CENCORA INC	4.850% 12/15/2029 DD 12/09/24	230,000	230,052	228,857
	CENTERPOINT ENERGY INC	5.400% 06/01/2029 DD 05/10/24	170,000	169,643	171,906
	CITIBANK NA	5.570% 04/30/2034 DD 04/30/24	200,000	213,610	202,280
	CITIGROUP INC	VAR RT 01/29/2031 DD 01/29/20	105,000	94,793	92,891

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	CITIGROUP INC	VAR RT 05/01/2032 DD 05/04/21	235,000	204,389	199,080
	CITIGROUP INC	VAR RT 02/13/2030 DD 02/13/24	215,000	221,250	214,796
	CITIZENS FINANCIAL GROUP INC	VAR RT 04/25/2035 DD 04/25/24	50,000	53,751	52,851
	CITIZENS FINANCIAL GROUP INC	VAR RT 07/23/2032 DD 07/23/24	145,000	147,078	145,539
	CMS ENERGY CORP	3.600% 11/15/2025 DD 11/09/15	45,000	43,246	44,633
	CNH EQUIPMENT TRUST 2023- A A3	4.810% 08/15/2028 DD 04/25/23	430,000	429,928	431,634
	CNH INDUSTRIAL CAPITAL LLC	5.100% 04/20/2029 DD 03/21/24	195,000	200,725	195,027
	CNH INDUSTRIAL CAPITAL LLC	4.500% 10/08/2027 DD 10/09/24	20,000	19,962	19,821
	COTERRA ENERGY INC	5.400% 02/15/2035 DD 12/17/24	410,000	408,832	400,746
	CREDIT AGRICOLE SA 144A	VAR RT 09/11/2028 DD 09/11/24	145,000	145,000	143,164
	DELTA AIR LINES INC / SKY 144A	4.750% 10/20/2028 DD 09/23/20	175,000	171,063	172,634
	DENTSPLY SIRONA INC	3.250% 06/01/2030 DD 05/26/20	200,000	184,201	176,732
	DEUTSCHE BANK AG/NEW YORK NY	VAR RT 01/07/2033 DD 01/07/22	75,000	65,102	63,479
	DNB BANK ASA 144A	VAR RT 11/05/2030 DD 11/05/24	625,000	625,000	617,994
	DTE ELECTRIC CO	2.625% 03/01/2031 DD 04/06/20	345,000	311,552	301,927
	DTE ELECTRIC SECURITIZATION FU	5.970% 03/01/2033 DD 11/01/23	460,350	460,189	475,500
	DTE ENERGY CO	4.950% 07/01/2027 DD 08/02/24	215,000	214,744	215,785
	DUKE ENERGY CAROLINAS NC STORM	1.679% 07/01/2033 DD 11/24/21	171,991	148,057	153,856
	DUKE ENERGY FLORIDA PROJECT FI	2.538% 09/01/2031 DD 06/22/16	525,021	526,938	497,069
	EMORY UNIVERSITY	2.143% 09/01/2030 DD 05/20/20	300,000	263,403	261,195
	ENERGY TRANSFER LP	5.950% 12/01/2025 DD 11/17/15	265,000	302,312	266,860
	ESSENTIAL UTILITIES INC	2.704% 04/15/2030 DD 04/15/20	90,000	82,178	80,220
	ESSENTIAL UTILITIES INC	2.400% 05/01/2031 DD 04/19/21	285,000	249,201	242,042
	ESSENTIAL UTILITIES INC	4.800% 08/15/2027 DD 08/15/24	140,000	139,950	139,789
	EVERSOURCE ENERGY	5.950% 02/01/2029 DD 11/10/23	335,000	334,621	345,090
	EXTRA SPACE STORAGE LP	2.550% 06/01/2031 DD 05/11/21	165,000	144,033	140,346
	FEDERAL FARM CR BK CONS BD	1.230% 07/29/2030 DD 07/29/20	645,000	550,250	537,672
	FHLMC MULTICLASS MTG K102 A1	2.184% 05/25/2029 DD 12/01/19	1,068,981	996,324	1,012,368
	FHLMC MULTICLASS MTG K122 A1	0.863% 05/25/2030 DD 12/01/20	986,422	864,391	883,114
	FHLMC MULTICLASS MTG K517 A2	VAR RT 01/25/2029 DD 03/01/24	1,800,000	1,840,781	1,839,078
	FIRSTENERGY PENNSYLVANIA 144A	5.200% 04/01/2028 DD 03/30/23	80,000	79,889	80,374
	FLORIDA ST BRD OF ADMIN FIN CO	5.526% 07/01/2034 DD 05/01/24	125,000	128,409	126,253
	FNMA POOL #0BZ1438	4.970% 07/01/2031 DD 07/01/24	585,000	585,091	584,298
	GA GLOBAL FUNDING TRUST 144A	2.900% 01/06/2032 DD 01/06/22	85,000	72,599	71,210
	GA GLOBAL FUNDING TRUST 144A	5.200% 12/09/2031 DD 12/09/24	175,000	174,696	170,783
	GENERAL MILLS INC	4.875% 01/30/2030 DD 11/21/24	220,000	218,990	218,610
	GEORGIA POWER CO	4.550% 03/15/2030 DD 12/05/24	205,000	204,518	201,652
	GILEAD SCIENCES INC	4.800% 11/15/2029 DD 11/20/24	165,000	164,980	164,668
	GLOBE LIFE INC	2.150% 08/15/2030 DD 08/21/20	480,000	412,144	405,739
	GLOBE LIFE INC	5.850% 09/15/2034 DD 08/23/24	70,000	71,023	70,410
	GM FINANCIAL CONSUMER AUT 2 A3	5.100% 03/16/2029 DD 04/10/24	255,000	254,951	257,522
	GOLDMAN SACHS BANK USA/NEW YOR	VAR RT 05/21/2027 DD 05/21/24	525,000	525,000	529,100
	GOLDMAN SACHS GROUP INC/THE	VAR RT 03/09/2027 DD 03/08/21	395,000	377,484	379,192
	GOLDMAN SACHS GROUP INC/THE	2.600% 02/07/2030 DD 02/07/20	130,000	117,234	115,138
	GOLDMAN SACHS GROUP INC/THE	VAR RT 10/21/2027 DD 10/21/21	160,000	151,453	151,800
	HONDA AUTO RECEIVABLES 20 3 A3	4.570% 03/21/2029 DD 08/21/24	195,000	194,969	195,150

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	HSBC HOLDINGS PLC	VAR RT 05/22/2030 DD 05/22/19	160,000	152,782	151,026
	HYUNDAI CAPITAL AMERICA 144A	1.800% 01/10/2028 DD 01/08/21	185,000	161,172	167,564
	ITC HOLDINGS CORP 144A	5.650% 05/09/2034 DD 05/09/24	220,000	231,961	221,573
	JPMORGAN CHASE & CO	VAR RT 10/15/2030 DD 09/12/19	165,000	150,332	148,629
	JPMORGAN CHASE & CO	VAR RT 06/01/2029 DD 06/01/21	270,000	245,322	245,411
	JPMORGAN CHASE & CO	VAR RT 06/01/2028 DD 05/27/20	130,000	121,915	122,114
	JPMORGAN CHASE & CO	VAR RT 02/04/2032 DD 02/04/21	320,000	274,266	265,293
	JPMORGAN CHASE & CO	VAR RT 04/22/2027 DD 04/22/21	410,000	368,854	393,547
	KANSAS GAS SERVICE SECURITIZAT	5.486% 08/01/2034 DD 11/18/22	491,736	491,635	500,410
	L3HARRIS TECHNOLOGIES INC	2.900% 12/15/2029 DD 11/27/19	240,000	224,902	216,852
	LABORATORY CORP OF AMERICA HOL	2.950% 12/01/2029 DD 11/25/19	235,000	213,462	213,258
	LABORATORY CORP OF AMERICA HOL	4.350% 04/01/2030 DD 09/23/24	55,000	54,962	53,072
	LG ELECTRONICS INC 144A	5.625% 04/24/2027 DD 04/24/24	115,000	114,540	116,311
	LLOYDS BANKING GROUP PLC	VAR RT 11/07/2028 DD 11/07/17	100,000	95,993	96,061
	LONG BEACH MORTGAGE LOAN 3 M1	VAR RT 07/25/2033 DD 06/05/03	9,340	9,339	9,162
	LPL HOLDINGS INC 144A	4.000% 03/15/2029 DD 03/15/21	148,000	137,525	140,215
	LSEG US FIN CORP 144A	4.875% 03/28/2027 DD 03/28/24	110,000	109,470	110,230
	MARSH & MCLENNAN COS INC	2.375% 12/15/2031 DD 12/08/21	175,000	153,743	146,781
	MARSH & MCLENNAN COS INC	4.650% 03/15/2030 DD 11/08/24	430,000	427,981	424,629
	MERCEDES-BENZ FINANCE NOR 144A	5.100% 11/15/2029 DD 11/15/24	365,000	364,730	364,077
	MORGAN STANLEY	VAR RT 01/22/2031 DD 01/22/20	155,000	140,018	137,730
	MORGAN STANLEY	VAR RT 09/16/2036 DD 09/16/21	185,000	151,336	150,499
	MORGAN STANLEY	VAR RT 04/19/2035 DD 04/19/24	105,000	110,981	107,191
	MORGAN STANLEY BANK NA	VAR RT 01/14/2028 DD 01/18/24	70,000	68,973	70,095
	MORGAN STANLEY BANK NA	VAR RT 05/26/2028 DD 05/30/24	1,330,000	1,333,182	1,348,540
	NATIONAL BANK OF CANADA	VAR RT 07/02/2027 DD 07/03/24	275,000	274,821	278,050
	NATIONAL BANK OF CANADA	4.500% 10/10/2029 DD 10/10/24	300,000	294,853	291,885
	NATIONAL SECURITIES CLEAR 144A	5.000% 05/30/2028 DD 05/30/23	215,000	214,417	215,671
	NATIONAL SECURITIES CLEAR 144A	4.900% 06/26/2029 DD 06/26/24	295,000	294,469	295,381
	NATWEST GROUP PLC	VAR RT 05/08/2030 DD 05/08/19	105,000	102,424	101,264
	NISSAN AUTO LEASE TRUST 2 A A3	4.910% 04/15/2027 DD 01/24/24	340,000	339,970	341,584
	NORTHERN STAR RESOURCES L 144A	6.125% 04/11/2033 DD 04/11/23	305,000	322,916	312,271
	NOVARTIS CAPITAL CORP	4.200% 09/18/2034 DD 09/18/24	215,000	213,456	200,135
	NUVEEN LLC 144A	5.550% 01/15/2030 DD 04/11/24	240,000	239,731	244,402
	OCCIDENTAL PETROLEUM CORP	6.625% 09/01/2030 DD 08/26/20	500,000	524,935	523,260
	OCCIDENTAL PETROLEUM CORP	5.000% 08/01/2027 DD 07/26/24	320,000	319,821	320,128
	OHIOHEALTH CORP	2.297% 11/15/2031 DD 10/26/21	270,000	235,078	226,338
	OKLAHOMA DEVELOPMENT FI ONG A1	3.877% 05/01/2037 DD 08/25/22	605,887	605,887	578,798
	ONCOR ELECTRIC DELIVERY C 144A	4.650% 11/01/2029 DD 11/13/24	280,000	279,465	277,287
	PG&E ENERGY RECOVERY FUNDING L	1.460% 07/15/2033 DD 11/12/21	141,409	125,922	127,876
	PG&E RECOVERY FUNDING LLC	5.045% 07/15/2034 DD 11/30/22	197,880	194,945	198,284
	PG&E WILDFIRE RECOVERY FUNDING	4.022% 06/01/2033 DD 07/20/22	372,254	378,303	363,509
	PG&E WILDFIRE RECOVERY FUNDING	3.594% 06/01/2032 DD 05/10/22	1,337,167	1,312,071	1,294,578
	PHARMACIA LLC	VAR RT 12/01/2028 DD 12/01/99	215,000	230,699	228,554
	PHILIP MORRIS INTERNATIONAL IN	4.375% 11/01/2027 DD 11/01/24	235,000	233,268	232,986
	PINNACLE WEST CAPITAL CORP	1.300% 06/15/2025 DD 06/17/20	710,000	678,367	698,079

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	POLAR TANKERS INC 144A	5.951% 05/10/2037 DD 05/10/07	226,444	237,506	233,299
	PRIVATE EXPORT FUNDING CORP	1.400% 07/15/2028 DD 06/28/21	420,000	368,155	377,811
	PRIVATE EXPORT FUNDING CORP	3.900% 10/15/2027 DD 05/03/23	275,000	274,560	270,608
	PRIVATE EXPORT FUNDING CORP	3.650% 03/15/2030 DD 09/17/24	265,000	264,608	253,960
	PUBLIC SERVICE CO OF OKLAHOMA	5.200% 01/15/2035 DD 12/05/24	335,000	334,943	325,094
	REALTY INCOME CORP	2.100% 03/15/2028 DD 09/15/23	23,000	20,394	21,137
	REALTY INCOME CORP	2.700% 02/15/2032 DD 08/15/23	415,000	364,030	352,352
	REGIONS FINANCIAL CORP	VAR RT 09/06/2035 DD 09/06/24	260,000	259,499	253,640
	RESOLUTION FDG CORP PRIN STRIP	0.000% 01/15/2030 DD 01/30/91	115,000	92,449	91,032
	RGA GLOBAL FUNDING 144A	5.050% 12/06/2031 DD 12/06/24	150,000	149,642	147,513
	ROCHE HOLDINGS INC 144A	5.338% 11/13/2028 DD 11/13/23	175,000	178,000	178,887
	ROPER TECHNOLOGIES INC	4.500% 10/15/2029 DD 08/21/24	505,000	502,728	495,789
	ROYAL BANK OF CANADA	VAR RT 08/02/2030 DD 07/23/24	340,000	338,456	337,358
	ROYALTY PHARMA PLC	5.150% 09/02/2029 DD 06/10/24	415,000	415,735	413,904
	RTX CORP	3.500% 03/15/2027 DD 09/15/20	200,000	191,402	195,070
	RTX CORP	2.375% 03/15/2032 DD 11/16/21	395,000	341,908	327,925
	SANTANDER HOLDINGS USA INC	VAR RT 05/31/2035 DD 05/31/24	255,000	267,235	259,213
	SOLVAY FINANCE AMERICA LL 144A	5.850% 06/04/2034 DD 06/04/24	325,000	343,808	330,015
	SOLVENTUM CORP 144A	5.400% 03/01/2029 DD 02/27/24	435,000	436,952	436,101
	SONOCO PRODUCTS CO	4.600% 09/01/2029 DD 09/19/24	215,000	214,873	209,330
	SOUTHERN CALIFORNIA EDISON CO	4.900% 06/01/2026 DD 05/22/23	135,000	134,852	135,227
	SPIRE INC	5.300% 03/01/2026 DD 02/12/24	290,000	289,971	291,378
	STANFORD HEALTH CARE	3.310% 08/15/2030 DD 04/01/20	110,000	101,382	101,254
	STATE STREET BANK & TRUST CO	4.594% 11/25/2026 DD 11/25/24	285,000	285,000	285,581
	SUMITOMO MITSUI FINANCIAL GROU	2.750% 01/15/2030 DD 01/15/20	355,000	319,899	316,880
	SWEPCO STORM RECOVERY FUNDING	4.880% 09/01/2041 DD 12/18/24	145,000	144,929	141,727
	SYNCHRONY BANK	5.625% 08/23/2027 DD 08/23/22	55,000	53,455	55,372
	SYNCHRONY FINANCIAL	5.150% 03/19/2029 DD 03/19/19	65,000	64,257	64,035
	SYNCHRONY FINANCIAL	2.875% 10/28/2031 DD 10/28/21	210,000	176,045	174,237
	TEXAS TRANSPRTN COMMISSION ST	5.178% 04/01/2030 DD 08/05/10	265,000	267,515	267,496
	TORONTO-DOMINION BANK/THE	0.750% 01/06/2026 DD 01/06/21	140,000	133,608	134,676
	TORONTO-DOMINION BANK/THE	5.103% 01/09/2026 DD 01/10/23	110,000	110,524	110,510
	TOYOTA MOTOR CREDIT CORP	4.350% 10/08/2027 DD 10/10/24	225,000	224,912	223,400
	TRANSCONTINENTAL GAS PIPE LINE	7.850% 02/01/2026 DD 08/01/16	1,075,000	1,148,904	1,101,907
	U S TREASURY NOTE	0.875% 09/30/2026 DD 09/30/21	4,555,000	4,289,330	4,298,235
	U S TREASURY NOTE	4.375% 08/31/2028 DD 08/31/23	195,000	194,878	195,129
	U S TREASURY NOTE	2.875% 05/15/2028 DD 05/15/18	705,000	670,554	673,331
	U S TREASURY NOTE	2.875% 08/15/2028 DD 08/15/18	1,960,000	1,849,603	1,864,215
	U S TREASURY NOTE	0.500% 05/31/2027 DD 05/31/20	915,000	836,939	836,548
	U S TREASURY NOTE	0.500% 10/31/2027 DD 10/31/20	1,270,000	1,101,129	1,143,000
	U S TREASURY NOTE	1.250% 05/31/2028 DD 05/31/21	1,440,000	1,297,937	1,300,334
	U S TREASURY NOTE	1.125% 10/31/2026 DD 10/31/21	2,245,000	2,123,668	2,122,131
	U S TREASURY NOTE	1.375% 11/15/2031 DD 11/15/21	760,000	629,523	621,004
	U S TREASURY NOTE	2.375% 03/31/2029 DD 03/31/22	750,000	695,127	692,078
	U S TREASURY NOTE	2.875% 05/15/2032 DD 05/15/22	1,735,000	1,592,525	1,558,186
	U S TREASURY NOTE	4.000% 02/29/2028 DD 02/28/23	1,575,000	1,564,798	1,560,479

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	U S TREASURY NOTE	3.500% 04/30/2030 DD 04/30/23	1,315,000	1,255,517	1,258,245
	U S TREASURY NOTE	3.375% 05/15/2033 DD 05/15/23	1,490,000	1,413,431	1,369,399
	U S TREASURY NOTE	3.625% 05/31/2028 DD 05/31/23	540,000	531,328	528,104
	U S TREASURY NOTE	3.875% 08/15/2033 DD 08/15/23	3,105,000	3,077,123	2,955,463
	U S TREASURY NOTE	4.875% 10/31/2028 DD 10/31/23	1,405,000	1,439,142	1,430,079
	U S TREASURY NOTE	4.500% 11/15/2033 DD 11/15/23	1,935,000	2,024,181	1,926,544
	U S TREASURY NOTE	4.375% 11/30/2028 DD 11/30/23	1,900,000	1,900,266	1,900,513
	U S TREASURY NOTE	4.375% 12/15/2026 DD 12/15/23	745,000	746,339	746,632
	U S TREASURY NOTE	3.750% 12/31/2028 DD 12/31/23	1,295,000	1,265,084	1,265,759
	U S TREASURY NOTE	4.000% 01/15/2027 DD 01/15/24	2,180,000	2,152,657	2,169,100
	U S TREASURY NOTE	4.000% 01/31/2029 DD 01/31/24	865,000	869,257	853,037
	U S TREASURY NOTE	4.000% 01/31/2031 DD 01/31/24	720,000	710,072	702,396
	U S TREASURY NOTE	4.000% 02/15/2034 DD 02/15/24	2,715,000	2,636,261	2,599,721
	U S TREASURY NOTE	4.125% 02/15/2027 DD 02/15/24	1,890,000	1,875,219	1,884,689
	U S TREASURY NOTE	4.125% 03/31/2029 DD 03/31/24	870,000	873,602	861,335
	U S TREASURY NOTE	4.625% 04/30/2031 DD 04/30/24	760,000	773,426	766,354
	U S TREASURY NOTE	4.500% 05/15/2027 DD 05/15/24	3,940,000	3,971,273	3,959,227
	U S TREASURY NOTE	4.625% 05/31/2031 DD 05/31/24	1,760,000	1,849,692	1,774,309
	U S TREASURY NOTE	4.250% 06/30/2029 DD 06/30/24	3,870,000	3,885,518	3,848,096
	U S TREASURY NOTE	3.875% 08/15/2034 DD 08/15/24	210,000	204,611	198,614
	U S TREASURY NOTE	3.750% 08/15/2027 DD 08/15/24	1,305,000	1,285,463	1,288,283
	U S TREASURY NOTE	3.750% 08/31/2031 DD 08/31/24	2,250,000	2,195,199	2,155,523
	U S TREASURY NOTE	3.625% 09/30/2031 DD 09/30/24	1,390,000	1,321,302	1,320,778
	U S TREASURY NOTE	4.125% 10/31/2029 DD 10/31/24	2,455,000	2,428,450	2,426,424
	U S TREASURY NOTE	4.125% 10/31/2026 DD 10/31/24	2,785,000	2,781,026	2,778,483
	U S TREASURY NOTE	4.250% 11/15/2034 DD 11/15/24	1,500,000	1,488,451	1,461,330
	U S TREASURY NOTE	4.125% 11/15/2027 DD 11/15/24	5,971,000	5,951,199	5,943,951
	U S TREASURY NOTE	4.125% 11/30/2029 DD 11/30/24	840,000	838,702	830,357
	U S TREASURY NOTE	4.000% 12/15/2027 DD 12/15/24	1,870,000	1,859,653	1,855,395
	U S TREASURY NOTE	4.500% 12/31/2031 DD 12/31/24	460,000	460,780	460,359
	U S TREASURY NOTE	4.375% 12/31/2029 DD 12/31/24	1,105,000	1,103,940	1,104,315
	U S TREASURY NOTE	4.250% 12/31/2026 DD 12/31/24	2,720,000	2,718,300	2,720,000
	U. S. GOVERNMENT SECURITIES	4.125% 10/31/2029 DD 10/31/24	1,450,000	99	(1,444,380)
	U. S. GOVERNMENT SECURITIES	4.125% 11/15/2027 DD 11/15/24	2,855,000	100	(2,859,129)
	U. S. GOVERNMENT SECURITIES	3.750% 08/31/2026 DD 08/31/24	(3,740,000)	99	3,759,553
	UBER TECHNOLOGIES INC	4.300% 01/15/2030 DD 09/09/24	155,000	154,949	149,949
	UBS GROUP AG 144A	VAR RT 02/02/2027 DD 02/02/21	220,000	195,692	211,405
	UBS GROUP AG 144A	VAR RT 08/10/2027 DD 08/10/21	535,000	503,899	506,169
	US BANK NA/CINCINNATI OH	VAR RT 10/22/2027 DD 10/22/24	235,000	233,924	233,689
	VERALTO CORP	5.500% 09/18/2026 DD 03/18/24	310,000	309,950	313,587
	VERALTO CORP	5.350% 09/18/2028 DD 03/18/24	520,000	519,662	526,536
	VIRGINIA POWER FUEL SECURITIZA	4.877% 05/01/2033 DD 02/14/24	375,000	374,987	374,696
	VITERRA FINANCE BV 144A	4.900% 04/21/2027 DD 04/21/22	250,000	251,108	247,665
	VITERRA FINANCE BV 144A	5.250% 04/21/2032 DD 04/21/22	490,000	500,251	478,289
	VMWARE LLC	1.400% 08/15/2026 DD 08/02/21	35,000	31,660	33,155
	VOLKSWAGEN AUTO LOAN ENHA 1 A3	5.020% 06/20/2028 DD 06/13/23	260,000	259,936	261,498

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	WELLS FARGO & CO	VAR RT 04/30/2026 DD 04/30/20	390,000	375,648	386,478
	WELLS FARGO & CO	VAR RT 06/02/2028 DD 06/02/20	320,000	304,288	301,386
	WELLS FARGO & CO	VAR RT 03/24/2028 DD 03/24/22	340,000	320,141	329,718
	WELLS FARGO & CO	VAR RT 10/23/2034 DD 10/23/23	475,000	509,941	504,692
	WESTPAC BANKING CORP	VAR RT 11/20/2035 DD 11/20/24	130,000	130,000	127,799
	WILLIAMS COS INC/THE	3.500% 11/15/2030 DD 05/14/20	35,000	33,172	32,171
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		1,900,341	1,900,341
	TOTAL UNDERLYING ASSETS			$128,148,681	$126,788,687

	NATIONWIDE LIFE INSURANCE (INV_DOW_PI_0524) - 100% of MARKET VALUE				$126,788,687
*	IGT INVESCO SHORT-TERM BOND FUND				69,100,889
	FAIR VALUE NATIONWIDE LIFE INSURANCE (INV_DOW_PI_0524)				195,889,576
*	NATIONWIDE LIFE INSURANCE - ADJUSTMENT FROM MARKET TO CONTRACT VALUE				13,484,948
	NATIONWIDE LIFE INSURANCE (INV_DOW_PI_0524) - CONTRACT VALUE				$209,374,524
*	Represents a party-in-interest to the Plan

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX B - UNDERLYING ASSETS FOR MET TOWER LIFE - 38025 and RGA - RGA00036
AT DECEMBER 31, 2024

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	ALGONQUIN POWER & UTILITIES CO	STEP 06/15/2026 DD 03/15/2024	315,000	$312,355	$316,461
	ALLY AUTO RECEIVABLES TRU 1 A4	5.270% 11/15/2028 DD 07/19/23	180,000	179,423	182,270
	AMERICAN ELECTRIC POWER CO INC	5.200% 01/15/2029 DD 12/08/23	195,000	194,690	196,439
	AMERICAN EXPRESS CO	VAR RT 10/30/2026 DD 10/30/23	435,000	435,000	440,385
	AMERICAN EXPRESS CREDIT AC 1 A	4.870% 05/15/2028 DD 06/14/23	250,000	246,035	251,318
	AMERICAN HOMES 4 RENT LP	2.375% 07/15/2031 DD 07/08/21	260,000	222,469	217,461
	ATHENE GLOBAL FUNDING 144A	4.721% 10/08/2029 DD 10/08/24	280,000	280,000	273,050
	ATHENE GLOBAL FUNDING 144A	5.583% 01/09/2029 DD 01/09/24	175,000	181,181	176,964
	AUSTRALIA & NEW ZEALAND B 144A	VAR RT 09/30/2035 DD 09/30/24	295,000	295,000	282,769
	AVIS BUDGET RENTAL C 1A A 144A	5.360% 06/20/2030 DD 01/12/24	450,000	462,814	456,183
	AVIS BUDGET RENTAL C 6A A 144A	5.810% 12/20/2029 DD 06/01/23	255,000	266,863	262,260
	AVOLON HOLDINGS FUNDING L 144A	5.750% 11/15/2029 DD 05/15/24	310,000	307,498	313,748
	BA CREDIT CARD TRUST A1 A	4.930% 05/15/2029 DD 06/13/24	270,000	269,985	272,584
	BANCO SANTANDER SA	6.607% 11/07/2028 DD 11/07/23	200,000	200,000	210,272
	BANK 2021-BNK35 BN35 AS	2.457% 06/15/2064 DD 08/01/21	525,000	444,281	434,039
	BANK OF AMERICA CORP	VAR RT 06/14/2029 DD 06/14/21	290,000	266,910	263,140
*	BANK OF NEW YORK MELLON CORP/T	VAR RT 07/22/2032 DD 07/22/24	175,000	180,618	174,645
	BARCLAYS PLC	VAR RT 08/09/2026 DD 08/09/22	385,000	385,000	385,728
	BARCLAYS PLC	VAR RT 09/10/2030 DD 09/10/24	320,000	320,000	313,802
	BAT CAPITAL CORP	5.834% 02/20/2031 DD 02/20/24	210,000	222,621	214,746
	BAYER US FINANCE LLC 144A	6.500% 11/21/2033 DD 11/21/23	165,000	178,408	167,836
	BENCHMARK 2019-B10 MORT B10 A4	3.717% 03/15/2062 DD 04/01/19	460,000	441,546	435,013
	BENCHMARK 2021-B26 MORT B26 A5	2.613% 06/15/2054 DD 05/01/21	410,000	353,273	345,942
	BNP PARIBAS SA 144A	VAR RT 01/13/2031 DD 01/13/20	195,000	179,322	173,946
	BOEING CO/THE	6.388% 05/01/2031 DD 11/01/24	255,000	270,889	266,768
	BPCE SA 144A	5.125% 01/18/2028 DD 01/18/23	240,000	239,851	240,209
	BPCE SA 144A	VAR RT 10/19/2029 DD 10/19/23	125,000	133,424	129,921
	BRIDGECREST LENDING AUTO S 1 C	5.650% 04/16/2029 DD 01/24/24	295,000	294,979	298,248
	BRIGHTHOUSE FINANCIAL GLO 144A	5.550% 04/09/2027 DD 04/11/24	495,000	494,617	499,302
	BROOKLYN UNION GAS CO/THE 144A	4.632% 08/05/2027 DD 08/05/22	210,000	210,000	207,671
	BROOKLYN UNION GAS CO/THE 144A	4.866% 08/05/2032 DD 08/05/22	140,000	136,514	132,937
	BX COMMERCIAL MORT BRBK A 144A	VAR RT 10/15/2041 DD 10/17/24	325,000	323,375	327,002
	BX TRUST 2021-ARIA ARIA A 144A	VAR RT 10/15/2036 DD 10/28/21	160,000	159,400	159,550
	BX TRUST 2023-LIFE LIFE A 144A	5.045% 02/15/2028 DD 02/01/23	350,000	338,803	341,362
	BXHPP TRUST 2021-F FILM A 144A	VAR RT 08/15/2036 DD 08/26/21	400,000	389,214	387,380
	CANADIAN IMPERIAL BANK OF COMM	5.260% 04/08/2029 DD 04/08/24	305,000	305,000	307,419
	CAPITAL ONE FINANCIAL CORP	VAR RT 10/30/2031 DD 11/01/23	155,000	176,388	171,171
	CAPITAL ONE FINANCIAL CORP	VAR RT 10/29/2027 DD 11/01/23	175,000	175,000	181,603
	CARMAX AUTO OWNER TRUST 2 2 A4	5.010% 11/15/2028 DD 04/26/23	560,000	557,985	563,086
	CARMAX AUTO OWNER TRUST 2 3 A3	5.280% 05/15/2028 DD 07/26/23	200,000	197,617	201,692
	CARMAX AUTO OWNER TRUST 2 3 A4	0.740% 01/15/2027 DD 07/28/21	170,000	154,970	165,765

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	CARMAX AUTO OWNER TRUST 2 4 A4	0.820% 04/15/2027 DD 09/22/21	370,000	355,200	357,879
	CARMAX AUTO OWNER TRUST 20 3 C	5.280% 03/15/2030 DD 07/30/24	445,000	444,931	447,265
	CENTERPOINT ENERGY INC	5.400% 06/01/2029 DD 05/10/24	270,000	269,433	273,027
	CITIGROUP COMMERCIAL M GC36 A5	3.616% 02/10/2049 DD 02/01/16	460,000	505,030	450,538
	CITIGROUP COMMERCIAL MOR P1 A5	3.717% 09/15/2048 DD 08/01/15	575,000	630,434	570,199
	CITIGROUP INC	VAR RT 09/19/2030 DD 09/19/24	275,000	275,000	267,264
	CITIZENS FINANCIAL GROUP INC	VAR RT 01/23/2030 DD 01/23/24	345,000	345,000	350,306
	CNH EQUIPMENT TRUST 2024- A A4	4.800% 07/15/2031 DD 01/24/24	200,000	199,931	200,068
	CNH EQUIPMENT TRUST 2024- B A4	5.230% 11/17/2031 DD 05/20/24	540,000	539,891	546,307
	COLUMBIA PIPELINES HOLDIN 144A	5.097% 10/01/2031 DD 09/09/24	310,000	309,988	302,439
	COLUMBIA PIPELINES OPERAT 144A	5.927% 08/15/2030 DD 08/08/23	170,000	180,438	175,049
	COMERICA INC	VAR RT 01/30/2030 DD 01/30/24	275,000	275,000	278,020
	COMM 2015-CCRE24 MORTG CR24 A5	3.696% 08/10/2048 DD 08/01/15	130,000	123,412	129,041
	COMM 2015-PC1 MORTGAGE PC1 A5	3.902% 07/10/2050 DD 07/01/15	180,664	171,938	180,057
	CONSUMERS ENERGY CO	4.650% 03/01/2028 DD 01/10/23	280,000	279,479	279,129
	COOPERATIEVE RABOBANK UA 144A	VAR RT 04/06/2028 DD 04/06/22	250,000	236,588	242,548
	COTERRA ENERGY INC	4.375% 03/15/2029 DD 09/15/22	175,000	170,587	169,222
	CREDIT AGRICOLE SA 144A	VAR RT 09/11/2028 DD 09/11/24	250,000	250,000	246,835
	CROWN CASTLE INC	4.900% 09/01/2029 DD 08/12/24	290,000	289,234	286,888
	DEUTSCHE BANK AG/NEW YORK NY	VAR RT 05/28/2032 DD 05/28/21	200,000	175,758	171,452
	DEUTSCHE BANK AG/NEW YORK NY	VAR RT 02/08/2028 DD 02/08/24	330,000	330,000	333,498
	DISCOVER CARD EXECUTION N A1 A	4.310% 03/15/2028 DD 04/11/23	235,000	234,986	234,464
	DOLP TRUST 2021-NYC NYC A 144A	2.956% 05/10/2041 DD 04/01/21	232,000	198,614	198,604
	DRIVE AUTO RECEIVABLES TRU 1 B	5.310% 01/16/2029 DD 02/21/24	235,000	234,958	236,716
	DRIVE AUTO RECEIVABLES TRU 1 D	1.450% 01/16/2029 DD 04/21/21	116,300	109,613	115,249
	EVERGY MISSOURI WEST INC 144A	5.650% 06/01/2034 DD 05/29/24	170,000	179,338	172,004
	EVERSOURCE ENERGY	5.950% 02/01/2029 DD 11/10/23	245,000	244,723	252,379
	EVERSOURCE ENERGY	5.125% 05/15/2033 DD 05/11/23	220,000	222,913	213,807
	EXETER AUTOMOBILE RECEIVA 2A D	1.400% 04/15/2027 DD 06/02/21	75,636	70,342	73,844
	FEDERAL HOME LN BK CONS BD	1.350% 07/08/2030 DD 07/08/20	630,000	550,223	527,077
	FIFTH THIRD BANCORP	VAR RT 07/28/2030 DD 07/28/22	315,000	316,008	308,716
	FIFTH THIRD BANCORP	VAR RT 09/06/2030 DD 09/06/24	325,000	325,000	320,561
	FIRST HORIZON BANK	5.750% 05/01/2030 DD 04/27/20	175,000	177,599	174,127
	FLORIDA POWER & LIGHT CO	5.050% 04/01/2028 DD 03/03/23	340,000	339,558	343,305
	FNMA POOL #0FM7685	3.000% 06/01/2051 DD 06/01/21	123,750	130,518	105,736
	FNMA POOL #0FS9203	6.000% 09/01/2054 DD 09/01/24	410,843	415,658	413,054
	FNMA POOL #0MA4331	1.500% 04/01/2031 DD 04/01/21	995,259	1,011,976	918,654
	FNMA POOL #0MA4448	1.500% 09/01/2031 DD 09/01/21	418,409	426,973	384,371
	FNMA POOL #0MA4476	1.500% 10/01/2031 DD 10/01/21	286,424	292,242	262,874
	FNMA GTD REMIC P/T 20-63 B	1.250% 09/25/2050 DD 08/01/20	40,382	40,685	29,305
	FORD CREDIT FLOORPLAN MAST 2 A	1.060% 09/15/2027 DD 09/18/20	210,000	193,044	204,874
	FORD CREDIT FLOORPLAN MAST 4 A	4.060% 11/15/2030 DD 12/21/18	590,000	580,757	576,353
	GENERAL MOTORS FINANCIAL CO IN	2.700% 06/10/2031 DD 06/10/21	310,000	269,117	262,731
	GENERAL MOTORS FINANCIAL CO IN	5.550% 07/15/2029 DD 04/04/24	215,000	214,903	217,346
	GM FINANCIAL CONSUMER AUT 3 A3	5.450% 06/16/2028 DD 07/19/23	170,000	169,057	171,834
	GM FINANCIAL CONSUMER AUT 4 A3	5.780% 08/16/2028 DD 10/11/23	190,000	189,961	193,211

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	GM FINANCIAL CONSUMER AUTO 4 B	4.670% 05/16/2030 DD 10/16/24	290,000	289,997	288,248
	GNMA GTD REMIC P/T 23-1 HD	3.500% 01/20/2052 DD 01/01/23	199,058	183,953	175,842
	GNMA GTD REMIC P/T 23-147 DV	6.000% 08/20/2034 DD 10/01/23	184,086	187,320	184,649
	GREAT-WEST LIFECO US FINA 144A	0.904% 08/12/2025 DD 08/12/20	360,000	360,000	351,634
	GS MORTGAGE SECURITIES GS3 A4	2.850% 10/10/2049 DD 09/01/16	400,000	427,531	385,564
	HONDA AUTO RECEIVABLES 20 4 A4	5.660% 02/21/2030 DD 11/08/23	250,000	249,941	255,050
	HONEYWELL INTERNATIONAL INC	4.700% 02/01/2030 DD 08/01/24	245,000	244,789	243,964
	HYUNDAI AUTO RECEIVABLES T B C	5.290% 10/15/2031 DD 07/24/24	500,000	511,973	501,110
	HYUNDAI CAPITAL AMERICA 144A	1.650% 09/17/2026 DD 09/17/21	310,000	309,867	293,331
	HYUNDAI CAPITAL AMERICA 144A	6.200% 09/21/2030 DD 09/21/23	250,000	270,250	260,148
	HYUNDAI CAPITAL AMERICA 144A	4.750% 09/26/2031 DD 09/26/24	260,000	259,709	249,954
	ING GROEP NV	VAR RT 09/11/2027 DD 09/11/23	425,000	425,000	433,147
	INVITATION HOMES OPERATING PAR	2.000% 08/15/2031 DD 08/06/21	265,000	221,686	215,063
	JEFFERIES FINANCIAL GROUP INC	6.200% 04/14/2034 DD 04/16/24	70,000	74,478	72,197
	JETBLUE 2019-1 CLASS AA PASS T	2.750% 11/15/2033 DD 11/12/19	234,342	205,783	203,397
	JPMDB COMMERCIAL MORTG COR6 A4	3.057% 11/13/2052 DD 11/01/19	300,000	265,441	259,764
	JPMORGAN CHASE & CO	VAR RT 04/22/2030 DD 04/22/24	175,000	175,000	178,523
	JPMORGAN CHASE & CO	VAR RT 07/22/2030 DD 07/22/24	275,000	275,000	273,922
	JPMORGAN CHASE & CO	VAR RT 10/22/2035 DD 10/22/24	190,000	190,000	183,031
	JPMORGAN CHASE & CO	VAR RT 11/19/2031 DD 11/19/20	210,000	179,598	174,432
	KENTUCKY POWER CO 144A	7.000% 11/15/2033 DD 11/10/23	245,000	271,607	259,663
	KEYBANK NA/CLEVELAND OH	4.150% 08/08/2025 DD 08/08/22	355,000	354,901	353,186
	KEYBANK NA/CLEVELAND OH	3.900% 04/13/2029 DD 03/13/19	190,000	179,320	178,359
	LAD AUTO RECEIVABLES 3A B 144A	4.740% 01/15/2030 DD 10/29/24	265,000	264,985	262,016
	LLOYDS BANKING GROUP PLC	VAR RT 08/07/2027 DD 08/07/23	495,000	497,374	502,356
	LLOYDS BANKING GROUP PLC	VAR RT 06/05/2030 DD 06/05/24	130,000	136,023	132,239
	LLOYDS BANKING GROUP PLC	VAR RT 11/26/2028 DD 11/26/24	260,000	260,000	260,257
	M&T BANK CORP	VAR RT 01/16/2029 DD 12/17/24	200,000	200,000	199,102
	MACQUARIE GROUP LTD 144A	VAR RT 01/12/2027 DD 01/12/21	255,000	236,133	245,761
	MANHATTAN WEST 2020 1MW A 144A	2.130% 09/10/2039 DD 08/01/20	470,000	429,187	431,676
	MERCEDES-BENZ AUTO RECEIV 1 A4	4.790% 07/15/2031 DD 01/24/24	200,000	199,934	200,514
	MITSUBISHI UFJ FINANCIAL GROUP	VAR RT 07/20/2027 DD 07/20/21	1,035,000	952,190	984,326
	MIZUHO FINANCIAL GROUP INC	VAR RT 05/26/2030 DD 02/26/24	400,000	400,000	404,064
	MORGAN STANLEY	VAR RT 05/04/2027 DD 04/22/21	750,000	693,555	718,943
	MORGAN STANLEY	VAR RT 10/20/2032 DD 10/19/21	205,000	177,758	171,788
	MORGAN STANLEY BANK OF C28 A4	3.544% 01/15/2049 DD 02/01/16	460,000	502,586	451,651
	MORGAN STANLEY CAP BPR2 A 144A	7.291% 05/05/2029 DD 05/01/24	323,250	336,446	331,635
	MORGAN STANLEY CAPI 420 A 144A	VAR RT 10/12/2050 DD 03/01/15	279,526	269,044	268,345
	MORGAN STANLEY CAPITAL I L1 A3	4.139% 10/15/2051 DD 10/01/18	335,000	325,945	324,880
	MORGAN STANLEY CAPITAL UBS8 A4	3.809% 12/15/2048 DD 12/01/15	339,000	363,191	334,193
	MSCI INC 144A	3.875% 02/15/2031 DD 05/26/20	285,000	270,240	261,114
	NATIONAL FUEL GAS CO	2.950% 03/01/2031 DD 02/24/21	355,000	312,826	305,691
	NATWEST GROUP PLC	VAR RT 03/02/2027 DD 03/02/23	405,000	405,000	409,074
	NATWEST GROUP PLC	VAR RT 03/01/2028 DD 02/29/24	240,000	240,000	242,830
	NEW YORK STATE ELECTRIC & 144A	5.650% 08/15/2028 DD 08/08/23	130,000	129,735	133,003
	NEW YORK STATE ELECTRIC & 144A	5.850% 08/15/2033 DD 08/08/23	170,000	180,348	173,832

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	ONE BRYANT PARK TRU OBP A 144A	2.516% 09/15/2054 DD 08/21/19	250,000	222,148	218,293
	ONE MARKET PLAZA T 1MKT A 144A	3.614% 02/10/2032 DD 02/01/17	273,918	253,630	255,922
	PHILIP MORRIS INTERNATIONAL IN	4.750% 11/01/2031 DD 11/01/24	315,000	310,196	307,957
	PHILIP MORRIS INTERNATIONAL IN	5.500% 09/07/2030 DD 09/07/23	170,000	179,937	174,095
	PHILIP MORRIS INTERNATIONAL IN	4.875% 02/13/2029 DD 02/13/24	235,000	232,815	234,685
	PNC FINANCIAL SERVICES GROUP I	VAR RT 10/21/2032 DD 10/21/24	330,000	330,000	321,262
	PNC FINANCIAL SERVICES GROUP I	VAR RT 05/14/2030 DD 05/14/24	320,000	320,000	324,480
	PUBLIC SERVICE ELECTRIC AND GA	0.950% 03/15/2026 DD 03/04/21	590,000	588,702	565,073
	PUGET ENERGY INC	2.379% 06/15/2028 DD 06/14/21	290,000	267,096	264,779
	RELIANCE STANDARD LIFE GL 144A	1.512% 09/28/2026 DD 09/28/21	265,000	265,000	248,522
	ROYAL BANK OF CANADA	VAR RT 08/02/2030 DD 07/23/24	390,000	390,000	386,970
	SANTANDER DRIVE AUTO RECEI 2 B	5.240% 05/15/2028 DD 05/17/23	150,000	149,998	150,578
	SANTANDER DRIVE AUTO RECEI 2 C	3.760% 07/16/2029 DD 03/30/22	435,000	414,487	430,302
	SANTANDER DRIVE AUTO RECEI 5 B	4.430% 03/15/2027 DD 08/24/22	63,300	63,288	63,267
	SANTANDER HOLDINGS USA INC	VAR RT 03/09/2029 DD 03/09/23	255,000	267,125	262,028
	SILGAN HOLDINGS INC 144A	1.400% 04/01/2026 DD 02/10/21	330,000	329,819	314,371
	SLG OFFICE TRUST 20 OVA A 144A	2.585% 07/15/2041 DD 06/01/21	495,000	420,460	415,676
	SOCIETE GENERALE SA 144A	VAR RT 01/21/2033 DD 01/19/22	255,000	223,673	215,592
	SOUTHERN CALIFORNIA EDISON CO	5.850% 11/01/2027 DD 11/08/22	375,000	374,783	385,590
	SOUTHWESTERN ELECTRIC POWER CO	5.300% 04/01/2033 DD 03/30/23	175,000	179,522	173,189
	SPRINT SPECTRUM CO LLC / 144A	4.738% 09/20/2029 DD 03/21/18	6,563	7,170	6,559
	STATE STREET CORP	VAR RT 11/04/2026 DD 11/04/22	450,000	450,000	453,605
	SUMITOMO MITSUI FINANCIAL GROU	1.402% 09/17/2026 DD 09/17/21	620,000	620,000	586,284
	SYNCHRONY BANK	5.400% 08/22/2025 DD 08/23/22	350,000	349,636	350,438
	SYNCHRONY CARD FUNDING LL A1 A	5.540% 07/15/2029 DD 08/09/23	355,000	354,748	359,910
	SYNCHRONY CARD FUNDING LL A2 A	5.740% 10/15/2029 DD 11/15/23	285,000	284,948	290,398
	TAPESTRY INC	5.100% 03/11/2030 DD 12/11/24	195,000	194,758	192,779
	TARGA RESOURCES CORP	4.200% 02/01/2033 DD 04/06/22	240,000	226,807	218,069
	TORONTO-DOMINION BANK/THE	VAR RT 09/10/2034 DD 09/10/24	45,000	45,000	43,920
	TOYOTA AUTO RECEIVABLES 2 A A4	4.770% 04/16/2029 DD 01/30/24	145,000	144,989	145,315
	TOYOTA MOTOR CREDIT CORP	5.100% 03/21/2031 DD 03/21/24	170,000	176,865	170,524
	TOYOTA MOTOR CREDIT CORP	4.550% 08/09/2029 DD 08/09/24	300,000	299,391	296,451
	TRUIST FINANCIAL CORP	VAR RT 01/24/2030 DD 01/24/24	360,000	360,000	363,128
	U S TREASURY NOTE	4.125% 10/31/2029 DD 10/31/24	10,070,000	10,053,086	9,952,785
	U S TREASURY NOTE	4.125% 10/31/2026 DD 10/31/24	4,950,000	5,982,615	5,980,019
	U S TREASURY NOTE	4.125% 10/31/2031 DD 10/31/24	8,315,000	8,290,083	8,138,306
	U S TREASURY NOTE	4.250% 11/15/2034 DD 11/15/24	6,760,000	5,601,008	5,547,853
	UBS AG/STAMFORD CT	7.500% 02/15/2028 DD 01/09/23	443,000	476,198	474,395
	UNITED AIRLINES 2020-1 CLASS A	5.875% 04/15/2029 DD 10/28/20	225,192	250,245	229,962
	US BANCORP	VAR RT 01/23/2030 DD 01/23/24	200,000	200,000	201,734
	VERIZON MASTER TRUST 7 A 144A	4.350% 08/20/2032 DD 09/18/24	445,000	444,876	435,869
	WELLS FARGO & CO	VAR RT 07/25/2028 DD 07/25/22	500,000	500,000	498,200
	WELLS FARGO & CO	VAR RT 03/02/2033 DD 03/02/22	245,000	223,001	214,828
	WELLS FARGO & CO	VAR RT 08/15/2026 DD 08/15/22	390,000	390,000	389,220
	WESTERN MIDSTREAM OPERATING LP	6.350% 01/15/2029 DD 09/29/23	335,000	355,626	346,424
	WESTPAC BANKING CORP	VAR RT 11/18/2036 DD 11/18/21	310,000	269,300	262,294

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	WFCIT 2024-A1 A	4.940% 02/15/2029 DD 03/01/24	415,000	414,887	418,913
	WFRBS COMMERCIAL MORTGA C21 AS	3.891% 08/15/2047 DD 08/01/14	109,817	108,933	107,040
	WORLD FINANCIAL NETWORK CR A A	5.020% 03/15/2030 DD 05/16/23	375,000	373,460	376,976
	WORLD FINANCIAL NETWORK CR A A	5.470% 02/15/2031 DD 05/15/24	250,000	249,960	254,083
	ABBVIE INC	4.800% 03/15/2027 DD 02/26/24	110,000	109,845	110,639
	ABBVIE INC	4.950% 03/15/2031 DD 02/26/24	45,000	44,953	45,001
	ACCENTURE CAPITAL INC	4.250% 10/04/2031 DD 10/04/24	85,000	84,862	81,663
	AGCO CORP	5.450% 03/21/2027 DD 03/21/24	55,000	54,957	55,516
	ALLIANT ENERGY FINANCE LL 144A	5.950% 03/30/2029 DD 11/10/23	95,000	94,856	97,249
	AMEREN CORP	1.950% 03/15/2027 DD 11/18/21	225,000	224,957	211,475
	AMERICAN ELECTRIC POWER CO INC	5.750% 11/01/2027 DD 11/02/22	190,000	189,497	194,682
	AMERICAN EXPRESS CO	5.850% 11/05/2027 DD 11/07/22	190,000	189,863	195,934
	AMERICAN EXPRESS CO	VAR RT 02/16/2028 DD 02/16/24	100,000	100,000	100,583
	AMERICAN TOWER CORP	5.250% 07/15/2028 DD 05/25/23	125,000	124,640	125,781
	AMERICAN TOWER CORP	5.000% 01/31/2030 DD 11/21/24	25,000	24,906	24,858
	AMERICREDIT AUTOMOBILE RE 2 A3	5.810% 05/18/2028 DD 09/20/23	240,000	239,960	243,636
	AMERIPRISE FINANCIAL INC	5.700% 12/15/2028 DD 11/09/23	55,000	54,908	56,668
	AMGEN INC	5.150% 03/02/2028 DD 03/02/23	105,000	104,817	105,756
	AMSR 2021-SFR4 TRU SFR4 A 144A	2.117% 12/17/2038 DD 11/23/21	255,000	234,162	242,046
	AMSR 2024-SFR2 TRU SFR2 A 144A	4.150% 11/17/2041 DD 11/14/24	100,000	95,684	95,384
	AMUR EQUIPMENT FINA 1A A2 144A	5.380% 01/21/2031 DD 01/31/24	86,118	86,109	86,944
	ANHEUSER-BUSCH INBEV WORLDWIDE	4.750% 01/23/2029 DD 01/23/19	65,000	65,251	64,956
	AON CORP / AON GLOBAL HOLDINGS	2.850% 05/28/2027 DD 02/28/22	40,000	39,978	38,239
	ARES STRATEGIC INCOME FUN 144A	5.700% 03/15/2028 DD 11/21/24	70,000	69,574	69,985
	ARI FLEET LEASE TRUS A A2 144A	5.410% 02/17/2032 DD 04/06/23	89,752	89,750	90,064
	ARTHUR J GALLAGHER & CO	4.850% 12/15/2029 DD 12/19/24	15,000	14,988	14,924
	ARZ TRUST 2024-BIL BILT A 144A	5.772% 06/11/2029 DD 05/01/24	70,000	69,995	70,771
	AT&T INC	2.550% 12/01/2033 DD 06/01/21	33,000	32,534	26,599
	ATHENE GLOBAL FUNDING 144A	2.717% 01/07/2029 DD 01/07/22	120,000	120,000	108,839
	ATHENE GLOBAL FUNDING 144A	5.684% 02/23/2026 DD 02/23/24	140,000	140,000	141,134
	ATHENE GLOBAL FUNDING 144A	4.721% 10/08/2029 DD 10/08/24	80,000	80,000	78,014
	AUTOZONE INC	4.750% 02/01/2033 DD 01/27/23	60,000	56,866	57,569
	AUXILIOR TERM FUNDI 1A A3 144A	5.490% 07/15/2031 DD 07/03/24	100,000	99,990	101,121
	AVIS BUDGET RENTAL C 1A A 144A	5.360% 06/20/2030 DD 01/12/24	100,000	99,983	101,374
	AVIS BUDGET RENTAL C 3A A 144A	5.230% 12/20/2030 DD 03/12/24	100,000	99,954	100,615
	AVIS BUDGET RENTAL C 7A A 144A	5.900% 08/21/2028 DD 09/18/23	100,000	99,971	102,108
	BACARDI LTD 144A	2.750% 07/15/2026 DD 07/14/16	120,000	126,638	115,836
	BAE SYSTEMS PLC 144A	5.125% 03/26/2029 DD 03/26/24	200,000	203,386	200,410
	BANK 2017-BNK8 BNK8 A4	3.488% 11/15/2050 DD 11/01/17	210,000	197,531	197,238
	BANK OF AMERICA CORP	VAR RT 07/22/2027 DD 04/22/21	190,000	189,250	181,148
	BANK OF AMERICA CORP	VAR RT 03/11/2027 DD 03/11/21	125,000	119,898	120,445
	BANK OF AMERICA CORP	VAR RT 07/23/2031 DD 07/23/20	160,000	150,036	134,568
	BANK OF AMERICA CORP	VAR RT 10/24/2031 DD 10/21/20	20,000	16,199	16,710
	BANK OF AMERICA CORP	VAR RT 03/11/2032 DD 03/11/21	175,000	178,008	150,896
	BANK OF AMERICA CORP	VAR RT 04/22/2032 DD 04/22/21	20,000	16,774	17,199
	BANK OF AMERICA CORP	VAR RT 07/21/2032 DD 07/21/21	65,000	53,778	54,226

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	BANK OF AMERICA CORP	VAR RT 09/21/2036 DD 09/21/21	55,000	45,207	44,891
	BANK OF AMERICA CORP	VAR RT 09/15/2027 DD 09/15/23	60,000	60,000	61,081
	BANK OF AMERICA CORP	VAR RT 10/25/2035 DD 10/25/24	65,000	65,000	63,456
*	BANK OF NEW YORK MELLON CORP/T	VAR RT 10/25/2029 DD 10/25/23	135,000	135,000	141,815
*	BANK OF NEW YORK MELLON CORP/T	VAR RT 07/22/2032 DD 07/22/24	65,000	65,000	64,868
	BBCMS MORTGAGE TRUST 20 C30 A2	6.128% 11/15/2057 DD 11/01/24	160,000	165,738	164,157
	BENCHMARK 2019-B11 MORT B11 A2	3.410% 05/15/2052 DD 06/01/19	28,780	29,643	28,507
	BHP BILLITON FINANCE USA LTD	4.750% 02/28/2028 DD 02/28/23	45,000	44,775	44,920
	BOCA COMMERCIAL MO BOCA A 144A	VAR RT 08/15/2041 DD 08/22/24	225,000	224,437	225,983
	BOEING CO/THE	3.200% 03/01/2029 DD 02/15/19	60,000	55,449	55,265
	BOEING CO/THE	6.388% 05/01/2031 DD 11/01/24	65,000	68,199	68,000
	BOSTON GAS CO 144A	3.757% 03/16/2032 DD 03/16/22	15,000	15,000	13,364
	BP CAPITAL MARKETS AMERICA INC	4.812% 02/13/2033 DD 02/13/23	100,000	100,000	96,502
	BP CAPITAL MARKETS AMERICA INC	4.893% 09/11/2033 DD 05/11/23	65,000	64,999	62,893
	BP CAPITAL MARKETS AMERICA INC	5.227% 11/17/2034 DD 05/17/24	95,000	94,724	93,647
	BPCE SA 144A	5.125% 01/18/2028 DD 01/18/23	250,000	249,520	250,218
	BPR TRUST 2023-BRK BRK2 A 144A	VAR RT 10/05/2038 DD 10/01/23	200,000	199,990	205,698
	BPR TRUST 2024-PMD PMDW A 144A	VAR RT 11/05/2041 DD 11/01/24	100,000	99,999	99,664
	BRIDGECREST LENDING AUTO 1 A3	5.530% 01/18/2028 DD 01/24/24	85,000	84,999	85,309
	BRIDGECREST LENDING AUTO 1 A3	6.510% 11/15/2027 DD 10/25/23	136,027	136,010	136,813
	BRIGHTHOUSE FINANCIAL GLO 144A	5.650% 06/10/2029 DD 06/10/24	110,000	109,934	110,887
	BROADCOM INC	5.050% 07/12/2029 DD 07/12/24	20,000	19,974	20,070
	BROADCOM INC	4.150% 02/15/2028 DD 10/02/24	105,000	104,848	103,253
	BROOKFIELD FINANCE INC	3.900% 01/25/2028 DD 01/17/18	200,000	214,268	194,554
	BROOKLYN UNION GAS CO/THE 144A	4.632% 08/05/2027 DD 08/05/22	110,000	110,000	108,780
	CAPITAL ONE FINANCIAL CORP	VAR RT 07/26/2030 DD 07/27/22	140,000	140,000	139,553
	CAPITAL ONE FINANCIAL CORP	VAR RT 10/30/2031 DD 11/01/23	95,000	102,088	104,911
	CARDINAL HEALTH INC	5.000% 11/15/2029 DD 11/22/24	80,000	79,973	79,499
	CATERPILLAR FINANCIAL SERVICES	4.700% 11/15/2029 DD 11/15/24	130,000	129,788	129,546
	CD 2016-CD1 MORTGAGE T CD1 ASB	2.622% 08/10/2049 DD 08/01/16	50,173	53,207	49,356
	CD 2016-CD2 MORTGAGE TR CD2 A4	VAR RT 11/10/2049 DD 12/01/16	55,000	52,785	52,719
	CDW LLC / CDW FINANCE CORP	2.670% 12/01/2026 DD 12/01/21	205,000	205,000	196,558
	CELANESE US HOLDINGS LLC	VAR RT 03/15/2025 DD 07/14/22	55,000	54,996	55,039
	CENCORA INC	4.850% 12/15/2029 DD 12/09/24	110,000	110,084	109,453
	CENTERPOINT ENERGY INC	5.250% 08/10/2026 DD 08/10/23	110,000	109,798	110,857
	CENTERPOINT ENERGY INC	5.400% 06/01/2029 DD 05/10/24	130,000	129,727	131,457
	CHARTER COMMUNICATIONS OPERATI	4.908% 07/23/2025 DD 07/23/16	30,000	31,033	29,965
	CHARTER COMMUNICATIONS OPERATI	4.200% 03/15/2028 DD 09/18/17	110,000	115,808	106,459
	CISCO SYSTEMS INC	4.850% 02/26/2029 DD 02/26/24	90,000	89,969	90,567
	CITIGROUP COMMERCIAL MOR P1 A5	3.717% 09/15/2048 DD 08/01/15	264,000	285,594	261,796
	CITIGROUP INC	VAR RT 06/09/2027 DD 06/09/21	225,000	223,163	214,225
	CITIGROUP INC	VAR RT 02/13/2030 DD 02/13/24	65,000	65,000	64,938
	CITIZENS AUTO RECEIV 1 A4 144A	5.030% 10/15/2030 DD 01/23/24	65,000	64,998	65,477
	CITIZENS FINANCIAL GROUP INC	VAR RT 01/23/2030 DD 01/23/24	35,000	35,061	35,538
	CITIZENS FINANCIAL GROUP INC	VAR RT 04/25/2035 DD 04/25/24	10,000	10,330	10,570
	CITIZENS FINANCIAL GROUP INC	VAR RT 07/23/2032 DD 07/23/24	75,000	75,000	75,279

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	CLECO CORPORATE HOLDINGS LLC	3.375% 09/15/2029 DD 03/15/20	25,000	24,985	22,475
	CNO GLOBAL FUNDING 144A	4.875% 12/10/2027 DD 12/12/24	80,000	79,995	79,623
	COLUMBIA PIPELINES HOLDIN 144A	6.055% 08/15/2026 DD 08/08/23	15,000	15,000	15,213
	COLUMBIA PIPELINES HOLDIN 144A	6.042% 08/15/2028 DD 08/08/23	155,000	155,179	158,746
	COLUMBIA PIPELINES HOLDIN 144A	5.097% 10/01/2031 DD 09/09/24	26,000	25,881	25,366
	COMCAST CORP	5.100% 06/01/2029 DD 05/22/24	95,000	94,932	96,009
	COMM 2015-CCRE26 MORTG CR26 A4	3.630% 10/10/2048 DD 10/01/15	453,000	466,201	447,849
	COMM 2015-LC19 MORTGAG LC19 A4	3.183% 02/10/2048 DD 02/01/15	135,645	134,755	135,430
	COMM 2024-277P MOR 277P A 144A	6.338% 08/10/2044 DD 08/01/24	80,000	80,798	82,341
	COMM 2024-CBM MORT CBM A2 144A	VAR RT 12/10/2041 DD 12/01/24	40,000	40,598	40,445
	COMMONSPIRIT HEALTH	5.205% 12/01/2031 DD 03/20/24	50,000	50,000	49,803
	CONAGRA BRANDS INC	1.375% 11/01/2027 DD 10/16/20	240,000	219,165	217,910
	CONOCOPHILLIPS CO	4.700% 01/15/2030 DD 12/05/24	100,000	99,867	98,960
	CONSTELLATION BRANDS INC	3.600% 02/15/2028 DD 02/07/18	19,000	19,027	18,249
	CONSTELLATION BRANDS INC	2.250% 08/01/2031 DD 07/26/21	30,000	29,867	24,968
	CONSTELLATION BRANDS INC	5.000% 02/02/2026 DD 02/02/23	205,000	204,649	204,666
	COREBRIDGE FINANCIAL INC	3.650% 04/05/2027 DD 04/05/23	135,000	134,811	131,247
	COREBRIDGE GLOBAL FUNDING 144A	5.900% 09/19/2028 DD 09/19/23	25,000	24,977	25,702
	COSTCO WHOLESALE CORP	1.600% 04/20/2030 DD 04/20/20	103,000	88,372	88,140
	COTERRA ENERGY INC	5.400% 02/15/2035 DD 12/17/24	40,000	39,815	39,097
	COX COMMUNICATIONS INC 144A	5.450% 09/01/2034 DD 08/20/24	155,000	154,876	150,087
	CPS AUTO RECEIVABLES B A 144A	5.910% 08/16/2027 DD 04/26/23	54,317	54,316	54,433
	CREDIT ACCEPTANCE AU 1A A 144A	5.680% 03/15/2034 DD 03/28/24	100,000	99,980	101,282
	CREDIT ACCEPTANCE AU 2A A 144A	5.950% 06/15/2034 DD 06/20/24	155,000	154,998	158,080
	CREDIT ACCEPTANCE AU 3A A 144A	4.680% 09/15/2034 DD 09/26/24	120,000	119,984	119,180
	CROWN CASTLE INC	4.800% 09/01/2028 DD 04/26/23	120,000	119,728	118,630
	CROWN CASTLE INC	4.900% 09/01/2029 DD 08/12/24	25,000	25,510	24,732
	CSAIL 2015-C1 COMMERCIAL C1 A4	3.505% 04/15/2050 DD 03/01/15	82,204	87,673	81,978
	CSAIL 2015-C3 COMMERCIAL C3 A3	3.447% 08/15/2048 DD 08/01/15	150,758	155,994	150,054
	CSAIL 2016-C6 COMMERCIAL C6 A5	3.090% 01/15/2049 DD 05/01/16	175,000	170,345	170,643
	CVS HEALTH CORP	3.750% 04/01/2030 DD 03/31/20	30,000	28,155	27,473
	CVS HEALTH CORP	3.250% 08/15/2029 DD 08/15/19	65,000	60,055	59,193
	CVS HEALTH CORP	1.750% 08/21/2030 DD 08/21/20	140,000	116,226	113,837
	CVS HEALTH CORP	2.125% 09/15/2031 DD 08/18/21	50,000	40,809	40,050
	CVS HEALTH CORP	5.000% 01/30/2029 DD 06/02/23	155,000	154,444	152,903
	DEUTSCHE BANK AG/NEW YORK NY	5.371% 09/09/2027 DD 09/09/22	150,000	147,434	152,186
	DIAMONDBACK ENERGY INC	5.400% 04/18/2034 DD 04/18/24	15,000	15,432	14,763
	DISCOVER FINANCIAL SERVICES	VAR RT 11/02/2034 DD 11/02/23	45,000	52,707	51,438
	DISCOVERY COMMUNICATIONS LLC	3.625% 05/15/2030 DD 05/18/20	60,000	53,393	53,369
	DLLAA 2023-1 LLC 1A A3 144A	5.640% 02/22/2028 DD 08/02/23	70,000	69,996	71,047
	DLLAD 2024-1 LLC 1A A3 144A	5.300% 07/20/2029 DD 05/15/24	65,000	64,987	65,857
	DOMINION ENERGY INC	3.375% 04/01/2030 DD 04/03/20	85,000	76,386	78,208
	DRIVE AUTO RECEIVABLES TR 1 A3	5.350% 02/15/2028 DD 02/21/24	45,000	44,996	45,179
	DUKE ENERGY CAROLINAS LLC	2.550% 04/15/2031 DD 04/01/21	115,000	114,868	99,668
	DUKE ENERGY CORP	2.550% 06/15/2031 DD 06/10/21	90,000	86,831	76,857
	DUKE ENERGY CORP	5.450% 06/15/2034 DD 06/07/24	20,000	19,974	19,949

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	DUKE ENERGY OHIO INC	5.250% 04/01/2033 DD 03/22/23	10,000	9,994	9,982
	DUKE ENERGY PROGRESS LLC	3.400% 04/01/2032 DD 03/17/22	80,000	79,790	71,647
	EDISON INTERNATIONAL	6.950% 11/15/2029 DD 11/10/22	50,000	54,229	53,386
	EDISON INTERNATIONAL	5.250% 11/15/2028 DD 05/15/23	30,000	29,583	30,066
	EDISON INTERNATIONAL	5.250% 03/15/2032 DD 11/05/24	45,000	44,970	44,510
	ELEVANCE HEALTH INC	4.500% 10/30/2026 DD 10/31/24	60,000	59,989	59,854
	ELI LILLY & CO	4.500% 02/09/2029 DD 02/09/24	155,000	154,898	154,144
	ELI LILLY & CO	4.200% 08/14/2029 DD 08/14/24	40,000	39,912	39,220
	ELI LILLY & CO	4.600% 08/14/2034 DD 08/14/24	25,000	24,992	24,005
	EMERA US FINANCE LP	2.639% 06/15/2031 DD 06/04/21	70,000	60,388	59,210
	ENBRIDGE INC	3.125% 11/15/2029 DD 11/15/19	60,000	55,364	54,928
	ENBRIDGE INC	2.500% 02/14/2025 DD 02/17/22	285,000	284,812	284,156
	ENBRIDGE INC	5.625% 04/05/2034 DD 04/05/24	40,000	40,021	40,252
	ENERGY TRANSFER LP	5.250% 07/01/2029 DD 06/21/24	40,000	39,919	40,190
	ENTERPRISE FLEET FIN 1 A3 144A	5.160% 09/20/2030 DD 01/30/24	50,000	49,985	50,528
	ENTERPRISE FLEET FIN 2 A2 144A	5.560% 04/22/2030 DD 05/31/23	106,394	106,376	107,311
	ENTERPRISE FLEET FIN 2 A4 144A	5.690% 12/20/2030 DD 04/30/24	75,000	74,990	76,862
	ENTERPRISE FLEET FIN 3 A4 144A	5.060% 03/20/2031 DD 07/24/24	50,000	49,999	50,228
	EVERGY INC	2.900% 09/15/2029 DD 09/09/19	30,000	29,960	27,292
	EVERSOURCE ENERGY	4.600% 07/01/2027 DD 06/27/22	100,000	99,880	99,303
	EVERSOURCE ENERGY	5.450% 03/01/2028 DD 03/06/23	80,000	80,016	81,043
	EVERSOURCE ENERGY	5.125% 05/15/2033 DD 05/11/23	50,000	49,067	48,593
	EXELON CORP	5.150% 03/15/2029 DD 02/27/24	95,000	94,792	95,464
	FHLMC POOL #A4-1215	5.000% 11/01/2035 DD 12/01/05	29,229	28,072	29,036
	FHLMC POOL #A4-1297	5.000% 12/01/2035 DD 12/01/05	19,241	18,478	19,125
	FHLMC POOL #A4-1833	5.000% 01/01/2036 DD 01/01/06	1,677	1,610	1,689
	FHLMC POOL #A4-7715	5.000% 11/01/2035 DD 11/01/05	259	248	256
	FHLMC POOL #A7-0631	5.000% 12/01/2037 DD 12/01/07	9,617	9,224	9,475
	FHLMC POOL #A7-7292	5.000% 04/01/2038 DD 05/01/08	33,428	33,010	33,344
	FHLMC POOL #A9-6129	4.000% 01/01/2041 DD 12/01/10	542,207	560,040	512,060
	FHLMC POOL #G0-1940	5.000% 10/01/2035 DD 10/01/05	9,353	8,786	9,293
	FHLMC POOL #G0-4214	5.500% 05/01/2038 DD 04/01/08	32,504	32,728	32,683
	FHLMC POOL #G0-8741	3.000% 01/01/2047 DD 12/01/16	899,190	923,918	780,066
	FHLMC POOL #G0-8796	3.500% 12/01/2047 DD 12/01/17	96,779	95,838	86,887
	FHLMC POOL #G0-8804	3.500% 03/01/2048 DD 02/01/18	296,944	294,055	266,759
	FHLMC POOL #G0-8816	3.500% 05/01/2048 DD 05/01/18	104,287	103,086	93,686
	FHLMC POOL #Q4-6279	3.500% 02/01/2047 DD 02/01/17	66,107	65,291	59,390
	FHLMC POOL #Q5-3034	3.500% 12/01/2047 DD 12/01/17	57,249	56,589	51,431
	FHLMC POOL #Q5-5617	3.500% 04/01/2048 DD 04/01/18	86,370	85,375	77,591
	FHLMC POOL #Q5-6545	3.500% 06/01/2048 DD 06/01/18	343,191	339,853	308,313
	FHLMC POOL #QE-6387	4.500% 07/01/2052 DD 07/01/22	711,067	666,625	670,614
	FHLMC POOL #QE-6388	4.500% 07/01/2052 DD 07/01/22	689,754	647,238	654,246
	FHLMC POOL #RA-5615	2.000% 08/01/2051 DD 07/01/21	1,129,929	1,156,279	890,689
	FHLMC POOL #RA-7522	4.500% 06/01/2052 DD 06/01/22	709,223	663,567	667,996
	FHLMC POOL #RA-7674	4.500% 07/01/2052 DD 07/01/22	772,343	722,744	727,578
	FHLMC POOL #RA-7778	4.500% 08/01/2052 DD 08/01/22	769,387	719,617	724,808

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	FHLMC POOL #SD-2903	2.000% 03/01/2051 DD 05/01/23	1,142,138	914,960	894,808
	FHLMC POOL #SD-8036	3.000% 01/01/2050 DD 12/01/19	1,381,572	1,400,218	1,189,437
	FHLMC POOL #SD-8160	2.000% 07/01/2051 DD 07/01/21	1,182,336	1,205,659	924,469
	FHLMC POOL #SD-8362	5.500% 09/01/2053 DD 08/01/23	1,490,101	1,446,912	1,472,205
	FHLMC POOL #SD-8372	5.500% 11/01/2053 DD 10/01/23	1,489,276	1,445,994	1,471,122
	FHLMC MULTICLASS MTG 3883 PB	3.000% 05/15/2041 DD 06/01/11	29,710	29,592	27,989
	FHLMC MULTICLASS MTG 4961 JB	2.500% 12/15/2042 DD 02/01/20	86,086	89,193	77,185
	FHLMC MULTICLASS MTG 5055 DG	1.500% 12/25/2050 DD 11/01/20	215,813	179,327	167,566
	FHLMC MULTICLASS MTG 5170 DP	2.000% 07/25/2050 DD 11/01/21	215,753	199,446	184,028
	FIFTH THIRD BANCORP	VAR RT 07/27/2029 DD 07/27/23	15,000	15,000	15,561
	FIRSTENERGY PENNSYLVANIA 144A	5.200% 04/01/2028 DD 03/30/23	5,000	4,993	5,023
	FIRSTENERGY PENNSYLVANIA 144A	3.600% 06/01/2029 DD 06/03/19	35,000	32,109	32,918
	FIRSTENERGY PENNSYLVANIA 144A	5.150% 03/30/2026 DD 03/30/23	5,000	4,988	5,013
	FIRSTKEY HOMES 202 SFR1 A 144A	1.538% 08/17/2038 DD 07/15/21	264,779	242,237	252,028
	FIRSTKEY HOMES 202 SFR3 A 144A	2.135% 12/17/2038 DD 12/09/21	98,192	90,218	93,448
	FLAGSHIP CREDIT AUTO 1 A3 144A	5.010% 08/16/2027 DD 02/08/23	140,000	139,990	140,154
	FLAGSHIP CREDIT AUTO 2 A3 144A	5.220% 12/15/2027 DD 05/04/23	248,000	247,999	248,630
	FLORIDA POWER & LIGHT CO	5.050% 04/01/2028 DD 03/03/23	40,000	39,948	40,389
	FLORIDA POWER & LIGHT CO	4.625% 05/15/2030 DD 05/18/23	125,000	124,949	123,873
	FNMA POOL #0256315	5.500% 07/01/2036 DD 06/01/06	16,384	16,063	16,573
	FNMA POOL #0725206	5.500% 02/01/2034 DD 02/01/04	26,398	30,074	26,617
	FNMA POOL #0725222	5.500% 02/01/2034 DD 02/01/04	44,834	51,058	45,146
	FNMA POOL #0725314	5.000% 04/01/2034 DD 03/01/04	11,444	10,871	11,347
	FNMA POOL #0727187	5.500% 08/01/2033 DD 08/01/03	3,025	3,045	3,053
	FNMA POOL #0733655	5.500% 09/01/2033 DD 08/01/03	10,892	10,963	10,962
	FNMA POOL #0734847	5.500% 08/01/2033 DD 08/01/03	12,328	12,409	12,369
	FNMA POOL #0735383	5.000% 04/01/2035 DD 03/01/05	107,638	120,531	106,713
	FNMA POOL #0820263	5.000% 07/01/2035 DD 07/01/05	4,700	4,623	4,661
	FNMA POOL #0825951	5.000% 07/01/2035 DD 06/01/05	7,166	7,049	7,147
	FNMA POOL #0826955	5.000% 06/01/2035 DD 06/01/05	539	530	528
	FNMA POOL #0828523	5.000% 07/01/2035 DD 07/01/05	9,708	9,549	9,626
	FNMA POOL #0828547	5.000% 08/01/2035 DD 08/01/05	873	829	866
	FNMA POOL #0828678	5.000% 07/01/2035 DD 07/01/05	3,881	3,817	3,807
	FNMA POOL #0828712	5.000% 07/01/2035 DD 07/01/05	7,295	7,175	7,156
	FNMA POOL #0830996	5.000% 08/01/2035 DD 07/01/05	7,711	7,585	7,644
	FNMA POOL #0832013	5.000% 09/01/2035 DD 08/01/05	15,321	15,070	15,212
	FNMA POOL #0832878	5.000% 09/01/2035 DD 08/01/05	17,721	17,136	17,594
	FNMA POOL #0838778	5.000% 10/01/2035 DD 10/01/05	4,771	4,532	4,680
	FNMA POOL #0840377	5.000% 11/01/2035 DD 11/01/05	1,756	1,668	1,741
	FNMA POOL #0843360	5.000% 11/01/2035 DD 11/01/05	5,254	4,992	5,224
	FNMA POOL #0844018	5.000% 11/01/2035 DD 10/01/05	16,245	15,430	16,102
	FNMA POOL #0867065	5.000% 02/01/2036 DD 02/01/06	4,104	3,895	4,074
	FNMA POOL #0882022	5.500% 05/01/2036 DD 05/01/06	316	309	319
	FNMA POOL #0888023	5.500% 06/01/2036 DD 11/01/06	90,771	90,559	91,427
	FNMA POOL #0888120	5.000% 10/01/2035 DD 12/01/06	30,119	29,124	29,879
	FNMA POOL #0888635	5.500% 09/01/2036 DD 08/01/07	23,391	26,642	23,566

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	FNMA POOL #0893289	5.500% 08/01/2036 DD 08/01/06	3,637	3,570	3,668
	FNMA POOL #0893363	5.000% 06/01/2036 DD 08/01/06	876	832	868
	FNMA POOL #0900979	5.500% 09/01/2036 DD 09/01/06	4,996	4,903	5,044
	FNMA POOL #0961876	5.000% 03/01/2038 DD 02/01/08	25,842	25,235	25,511
	FNMA POOL #0AT2016	3.000% 04/01/2043 DD 04/01/13	271,416	273,960	239,163
	FNMA POOL #0BJ8622	3.500% 05/01/2048 DD 04/01/18	7,663	7,596	6,875
	FNMA POOL #0BK2229	2.500% 04/01/2050 DD 03/01/20	1,750,692	1,573,304	1,428,442
	FNMA POOL #0BN5279	4.000% 02/01/2049 DD 02/01/19	327,828	334,384	303,664
	FNMA POOL #0BR1035	2.000% 05/01/2051 DD 05/01/21	1,119,739	892,817	874,483
	FNMA POOL #0CA1191	3.500% 11/01/2047 DD 01/01/18	31,572	31,306	28,325
	FNMA POOL #0CB1666	2.500% 09/01/2051 DD 08/01/21	1,876,497	1,840,433	1,548,842
	FNMA POOL #0FP0078	2.500% 12/01/2051 DD 10/01/23	982,137	822,847	807,543
	FNMA POOL #0FS3497	3.500% 08/01/2052 DD 12/01/22	958,239	828,016	848,942
	FNMA POOL #0FS6893	2.000% 08/01/2051 DD 01/01/24	1,109,603	887,682	869,673
	FNMA POOL #0FS6925	2.500% 12/01/2051 DD 01/01/24	993,978	824,846	811,901
	FNMA POOL #0MA4398	2.000% 08/01/2051 DD 07/01/21	1,175,280	1,198,465	919,046
	FNMA POOL #0MA4582	2.000% 04/01/2037 DD 03/01/22	508,799	440,270	449,316
	FNMA POOL #0MA5072	5.500% 06/01/2053 DD 06/01/23	1,524,893	1,481,052	1,506,853
	FNMA GTD REMIC P/T 12-18 GA	2.000% 12/25/2041 DD 02/01/12	30,680	28,997	28,207
	FNMA GTD REMIC P/T 12-21 PQ	2.000% 09/25/2041 DD 02/01/12	17,247	16,328	16,023
	FNMA GTD REMIC P/T 12-52 PA	3.500% 05/25/2042 DD 04/01/12	28,149	28,513	26,686
	FNMA GTD REMIC P/T 13-77 BP	1.700% 06/25/2043 DD 06/01/13	8,472	8,421	8,367
	FNMA GTD REMIC P/T 15-48 QB	3.000% 02/25/2043 DD 06/01/15	29,886	30,139	29,155
	FNMA GTD REMIC P/T 16-11 GA	2.500% 03/25/2046 DD 02/01/16	46,233	44,817	42,138
	FNMA GTD REMIC P/T 17-34 JK	3.000% 05/25/2047 DD 04/01/17	16,161	15,651	15,677
	FNMA GTD REMIC P/T 18-23 LA	3.500% 04/25/2048 DD 03/01/18	69,430	70,108	64,246
	FNMA GTD REMIC P/T 22-90 AY	4.500% 12/25/2041 DD 12/01/22	400,000	404,500	373,820
	FOUNDRY JV HOLDCO LLC 144A	6.150% 01/25/2032 DD 05/07/24	200,000	202,650	201,834
	GE HEALTHCARE TECHNOLOGIES INC	5.650% 11/15/2027 DD 05/15/23	125,000	124,499	128,036
	GENERAL MILLS INC	5.241% 11/18/2025 DD 11/18/22	45,000	45,000	45,000
	GENERAL MOTORS FINANCIAL CO IN	2.350% 02/26/2027 DD 01/11/22	285,000	284,721	270,106
	GENUINE PARTS CO	1.750% 02/01/2025 DD 01/10/22	285,000	284,205	284,236
	GEORGIA POWER CO	4.650% 05/16/2028 DD 05/04/23	120,000	119,849	119,484
	GEORGIA POWER CO	4.550% 03/15/2030 DD 12/05/24	75,000	74,824	73,775
	GILEAD SCIENCES INC	1.200% 10/01/2027 DD 09/30/20	90,000	89,922	82,041
	GILEAD SCIENCES INC	4.800% 11/15/2029 DD 11/20/24	40,000	39,995	39,920
	GLENCORE FUNDING LLC 144A	5.400% 05/08/2028 DD 05/08/23	50,000	49,981	50,512
	GLENCORE FUNDING LLC 144A	6.375% 10/06/2030 DD 10/06/23	55,000	59,029	57,765
	GLENCORE FUNDING LLC 144A	5.338% 04/04/2027 DD 04/04/24	20,000	20,000	20,175
	GLENCORE FUNDING LLC 144A	5.371% 04/04/2029 DD 04/04/24	40,000	39,978	40,329
	GLENCORE FUNDING LLC 144A	5.634% 04/04/2034 DD 04/04/24	15,000	15,105	14,948
	GNMA POOL #0465541	6.000% 07/15/2028 DD 07/01/98	135	140	136
	GNMA POOL #0486703	6.000% 11/15/2028 DD 11/01/98	160	167	166
	GNMA POOL #0491289	6.000% 11/15/2028 DD 11/01/98	3,953	4,132	4,005
	GNMA POOL #0596613	6.000% 10/15/2032 DD 10/01/02	150	155	155
	GNMA POOL #0601319	6.000% 02/15/2033 DD 02/01/03	1,477	1,544	1,488

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	GNMA POOL #0739896	4.000% 01/15/2041 DD 01/01/11	17,544	18,946	16,475
	GNMA POOL #0767263	4.000% 08/15/2041 DD 08/01/11	178,816	193,114	167,930
	GNMA POOL #0770410	4.000% 06/15/2041 DD 06/01/11	9,731	10,519	9,091
	GNMA POOL #0778693	4.000% 12/15/2041 DD 12/01/11	25,586	27,657	23,953
	GNMA POOL #0781856	6.000% 08/15/2034 DD 01/01/05	45,298	46,866	46,316
	GNMA POOL #0782071	7.000% 05/15/2033 DD 03/01/06	8,781	9,163	9,049
	GNMA GTD REMIC P/T 13-37 LG	2.000% 01/20/2042 DD 03/01/13	25,538	23,830	24,709
	GNMA II POOL #0MA4652	3.500% 08/20/2047 DD 08/01/17	406,462	423,292	367,117
	GNMA II POOL #0MA4961	3.000% 01/20/2048 DD 01/01/18	68,626	66,269	60,160
	GNMA II POOL #0MA5018	3.000% 02/20/2048 DD 02/01/18	677,432	654,171	594,643
	GNMA II POOL #0MA7051	2.000% 12/20/2050 DD 12/01/20	1,188,232	947,986	951,524
	GNMA II POOL #0MA7313	3.000% 04/20/2051 DD 04/01/21	641,330	562,266	556,944
	GNMA II POOL #0MA7368	3.000% 05/20/2051 DD 05/01/21	138,365	121,307	120,170
	GNMA II POOL #0MA7472	2.500% 07/20/2051 DD 07/01/21	556,213	469,827	464,577
	GNMA II POOL #0MA7589	2.500% 09/20/2051 DD 09/01/21	878,832	740,828	734,036
	GNMA II POOL #0MA7989	3.500% 04/20/2052 DD 04/01/22	1,406,402	1,238,074	1,256,930
	GOLDMAN SACHS GROUP INC/THE	VAR RT 04/22/2032 DD 04/22/21	5,000	5,000	4,263
	GOLDMAN SACHS GROUP INC/THE	VAR RT 04/25/2030 DD 04/25/24	50,000	50,000	51,025
	GOLDMAN SACHS GROUP INC/THE	VAR RT 07/23/2030 DD 07/23/24	110,000	110,000	109,439
	GOLDMAN SACHS GROUP INC/THE	VAR RT 10/23/2030 DD 10/23/24	80,000	80,000	78,342
	GOLDMAN SACHS GROUP INC/THE	VAR RT 10/23/2035 DD 10/23/24	20,000	20,000	19,153
	GOLDMAN SACHS GROUP INC/THE	VAR RT 01/27/2032 DD 01/27/21	65,000	65,000	53,678
	GOLDMAN SACHS GROUP INC/THE	VAR RT 10/21/2027 DD 10/21/21	300,000	299,469	284,625
	GOLDMAN SACHS GROUP INC/THE	VAR RT 08/23/2028 DD 08/23/22	80,000	79,880	79,070
	GREATAMERICA LEASING 1 A4 144A	5.080% 12/16/2030 DD 01/31/24	65,000	64,994	65,426
	GS MORTGAGE SECURITIES GS7 A4	3.430% 08/10/2050 DD 08/01/17	70,000	66,771	66,519
	HALEON US CAPITAL LLC	3.375% 03/24/2027 DD 09/24/22	270,000	269,409	262,121
	HEICO CORP	5.250% 08/01/2028 DD 07/27/23	40,000	39,944	40,380
	HERTZ VEHICLE FINANC 3A A 144A	5.940% 02/25/2028 DD 08/24/23	245,000	244,943	248,898
	HESS CORP	7.125% 03/15/2033 DD 03/05/02	70,000	80,970	77,599
	HEWLETT PACKARD ENTERPRISE CO	4.850% 10/15/2031 DD 09/26/24	85,000	84,922	82,938
	HSBC HOLDINGS PLC	VAR RT 05/17/2028 DD 05/17/24	255,000	255,000	257,764
	HTL COMMERCIAL MORT T53 A 144A	VAR RT 05/10/2039 DD 04/01/24	100,000	100,000	100,512
	HUMANA INC	5.750% 03/01/2028 DD 11/22/22	125,000	124,689	127,266
	HYUNDAI AUTO LEASE S A A4 144A	5.070% 02/15/2028 DD 01/24/24	100,000	99,995	100,598
	HYUNDAI CAPITAL AMERICA 144A	5.500% 03/30/2026 DD 03/30/23	125,000	124,548	125,769
	INTEL CORP	4.875% 02/10/2028 DD 02/10/23	105,000	105,426	104,453
	INTERCONTINENTAL EXCHANGE INC	2.100% 06/15/2030 DD 05/26/20	205,000	165,394	177,118
	INTERCONTINENTAL EXCHANGE INC	4.000% 09/15/2027 DD 05/23/22	45,000	44,879	44,318
	INTERCONTINENTAL EXCHANGE INC	5.250% 06/15/2031 DD 05/13/24	35,000	34,967	35,319
	ITC HOLDINGS CORP 144A	4.950% 09/22/2027 DD 09/22/22	80,000	80,053	80,123
	JACKSON NATIONAL LIFE GLO 144A	5.550% 07/02/2027 DD 07/02/24	150,000	149,828	151,872
	JERSEY CENTRAL POWER & LI 144A	5.100% 01/15/2035 DD 12/05/24	15,000	14,947	14,647
	JPMBB COMMERCIAL MORTGA C32 A5	3.598% 11/15/2048 DD 10/01/15	322,000	351,219	316,610
	JPMORGAN CHASE & CO	VAR RT 09/22/2027 DD 09/22/21	305,000	301,699	288,545
	JPMORGAN CHASE & CO	VAR RT 01/23/2030 DD 01/23/24	140,000	140,000	139,860

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	JPMORGAN CHASE & CO	VAR RT 01/23/2029 DD 01/23/18	215,000	215,000	206,293
	JPMORGAN CHASE & CO	VAR RT 01/29/2027 DD 01/29/19	275,000	275,000	272,863
	JPMORGAN CHASE & CO	VAR RT 05/06/2030 DD 05/06/19	45,000	45,000	42,608
	JPMORGAN CHASE & CO	VAR RT 07/24/2029 DD 07/24/23	135,000	135,000	136,362
	JPMORGAN CHASE & CO	VAR RT 01/23/2035 DD 01/23/24	45,000	45,000	44,794
	JPMORGAN CHASE & CO	VAR RT 04/22/2030 DD 04/22/24	65,000	65,000	66,308
	JPMORGAN CHASE & CO	VAR RT 07/22/2030 DD 07/22/24	110,000	110,000	109,569
	JPMORGAN CHASE & CO	VAR RT 10/22/2028 DD 10/22/24	105,000	105,000	104,072
	JPMORGAN CHASE & CO	VAR RT 10/22/2035 DD 10/22/24	20,000	20,000	19,266
	KENVUE INC	5.500% 03/22/2025 DD 09/22/23	60,000	60,742	60,104
	KEURIG DR PEPPER INC	5.100% 03/15/2027 DD 03/07/24	120,000	119,849	121,094
	L3HARRIS TECHNOLOGIES INC	4.400% 06/15/2028 DD 12/15/19	54,000	61,276	53,044
	L3HARRIS TECHNOLOGIES INC	5.050% 06/01/2029 DD 03/13/24	110,000	109,755	109,963
	LABORATORY CORP OF AMERICA HOL	4.350% 04/01/2030 DD 09/23/24	130,000	129,910	125,444
	LENNOX INTERNATIONAL INC	1.350% 08/01/2025 DD 07/30/20	120,000	119,890	117,445
	LOCKHEED MARTIN CORP	4.700% 12/15/2031 DD 12/11/24	60,000	59,964	59,071
	LOWE'S COS INC	4.800% 04/01/2026 DD 03/30/23	95,000	94,984	95,155
	M&T BANK CORP	VAR RT 10/30/2029 DD 10/30/23	25,000	25,351	26,808
	MANUFACTURERS & TRADERS TRUST	5.400% 11/21/2025 DD 11/21/22	250,000	249,850	250,745
	MARVELL TECHNOLOGY INC	2.450% 04/15/2028 DD 04/12/21	60,000	57,148	55,342
	MARVELL TECHNOLOGY INC	5.750% 02/15/2029 DD 09/18/23	75,000	74,802	76,862
	MERCEDES-BENZ FINANCE NOR 144A	4.950% 03/30/2025 DD 03/30/23	150,000	149,961	150,033
	MICROCHIP TECHNOLOGY INC	4.900% 03/15/2028 DD 12/16/24	75,000	74,921	74,762
	MICROCHIP TECHNOLOGY INC	5.050% 02/15/2030 DD 12/16/24	50,000	49,961	49,612
	MONDELEZ INTERNATIONAL INC	2.625% 03/17/2027 DD 03/17/22	65,000	64,834	62,187
	MORGAN STANLEY	VAR RT 07/20/2027 DD 07/20/21	300,000	294,999	285,153
	MORGAN STANLEY	VAR RT 07/20/2029 DD 07/21/23	40,000	40,000	40,443
	MORGAN STANLEY	VAR RT 05/04/2027 DD 04/22/21	270,000	270,000	258,819
	MORGAN STANLEY	VAR RT 04/28/2032 DD 01/25/21	115,000	115,000	94,083
	MORGAN STANLEY	VAR RT 11/01/2029 DD 11/01/23	80,000	80,000	83,565
	MORGAN STANLEY	3.125% 07/27/2026 DD 07/25/16	205,000	203,638	200,240
	MORGAN STANLEY CAPITA UB11 ASB	2.606% 08/15/2049 DD 08/01/16	110,741	117,200	109,180
	MPLX LP	4.250% 12/01/2027 DD 12/01/19	50,000	47,048	49,209
	MPLX LP	1.750% 03/01/2026 DD 08/18/20	70,000	63,559	67,580
	NASDAQ INC	5.350% 06/28/2028 DD 06/28/23	65,000	64,871	65,935
	NATIONAL GRID PLC	5.602% 06/12/2028 DD 06/12/23	140,000	140,000	142,717
	NATIONAL RURAL UTILITIES COOPE	3.700% 03/15/2029 DD 01/31/19	20,000	19,955	19,116
	NATWEST GROUP PLC	VAR RT 09/30/2028 DD 06/30/22	200,000	200,000	202,526
	NAVIENT PRIVATE EDUC FA A 144A	1.110% 02/18/2070 DD 09/28/21	106,253	91,050	92,767
	NAVIENT PRIVATE EDUCA A A 144A	5.510% 10/15/2071 DD 04/27/23	137,366	137,167	137,591
	NEXTERA ENERGY CAPITAL HOLDING	6.051% 03/01/2025 DD 03/01/23	50,000	50,125	50,089
	NEXTERA ENERGY CAPITAL HOLDING	5.749% 09/01/2025 DD 08/10/23	55,000	55,076	55,337
	NISOURCE INC	5.250% 03/30/2028 DD 03/24/23	175,000	175,878	176,521
	NISOURCE INC	3.490% 05/15/2027 DD 05/22/17	65,000	65,881	63,276
	NJ TRUST 2023-GSP GSP A 144A	VAR RT 01/06/2029 DD 12/01/23	235,000	242,152	244,522
	NUTRIEN LTD	5.950% 11/07/2025 DD 11/09/22	125,000	124,865	126,201

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	NUTRIEN LTD	4.900% 03/27/2028 DD 03/27/23	100,000	99,757	99,963
	NUVEEN LLC 144A	5.550% 01/15/2030 DD 04/11/24	15,000	14,983	15,275
	NXP BV / NXP FUNDING LLC	5.350% 03/01/2026 DD 03/01/22	89,000	98,645	89,349
	NXP BV / NXP FUNDING LLC / NXP	2.700% 05/01/2025 DD 05/01/22	250,000	249,790	248,280
	ONCOR ELECTRIC DELIVERY CO LLC	2.750% 05/15/2030 DD 03/20/20	110,000	115,169	98,743
	ONEOK INC	6.100% 11/15/2032 DD 11/18/22	60,000	60,273	62,152
	ONEOK INC	4.250% 09/24/2027 DD 09/24/24	85,000	84,969	83,762
	ORACLE CORP	2.300% 03/25/2028 DD 03/24/21	310,000	298,542	286,583
	O'REILLY AUTOMOTIVE INC	5.750% 11/20/2026 DD 11/20/23	50,000	49,977	50,863
	OTIS WORLDWIDE CORP	2.056% 04/05/2025 DD 02/27/20	150,000	150,268	148,844
	OTIS WORLDWIDE CORP	2.565% 02/15/2030 DD 08/15/20	70,000	60,777	62,199
	PACIFIC GAS AND ELECTRIC CO	2.100% 08/01/2027 DD 06/19/20	190,000	189,647	177,200
	PACIFIC GAS AND ELECTRIC CO	4.550% 07/01/2030 DD 07/02/20	45,000	42,555	43,552
	PACIFIC GAS AND ELECTRIC CO	5.450% 06/15/2027 DD 06/08/22	235,000	234,589	237,686
	PACIFIC GAS AND ELECTRIC CO	6.100% 01/15/2029 DD 06/05/23	15,000	14,880	15,525
	PARKER-HANNIFIN CORP	4.250% 09/15/2027 DD 06/15/22	65,000	64,862	64,308
	PATTERSON-UTI ENERGY INC	5.150% 11/15/2029 DD 11/15/19	45,000	43,263	43,816
	PENSKE TRUCK LEASING CO L 144A	5.550% 05/01/2028 DD 03/29/23	125,000	124,428	126,884
	PENSKE TRUCK LEASING CO L 144A	5.750% 05/24/2026 DD 05/24/23	45,000	44,492	45,457
	PENSKE TRUCK LEASING CO L 144A	5.350% 03/30/2029 DD 04/02/24	10,000	9,998	10,067
	PEPSICO INC	2.750% 03/19/2030 DD 03/19/20	5,000	4,560	4,543
	PEPSICO INC	1.625% 05/01/2030 DD 05/01/20	18,000	15,390	15,357
	PFIZER INVESTMENT ENTERPRISES	4.450% 05/19/2028 DD 05/19/23	125,000	124,850	123,890
	PHILIP MORRIS INTERNATIONAL IN	5.125% 02/15/2030 DD 02/15/23	215,000	214,678	216,017
	PHILIP MORRIS INTERNATIONAL IN	5.375% 02/15/2033 DD 02/15/23	60,000	59,467	60,130
	PHILIP MORRIS INTERNATIONAL IN	5.125% 02/13/2031 DD 02/13/24	55,000	54,206	55,035
	PHILIP MORRIS INTERNATIONAL IN	4.375% 11/01/2027 DD 11/01/24	90,000	89,485	89,229
	PHILIP MORRIS INTERNATIONAL IN	4.750% 11/01/2031 DD 11/01/24	40,000	39,539	39,106
	PHILLIPS 66 CO	4.950% 12/01/2027 DD 03/29/23	85,000	84,803	85,685
	PIONEER NATURAL RESOURCES CO	5.100% 03/29/2026 DD 03/29/23	100,000	100,035	100,683
	PNC FINANCIAL SERVICES GROUP I	VAR RT 12/02/2028 DD 12/02/22	125,000	125,000	126,769
	PNC FINANCIAL SERVICES GROUP I	VAR RT 10/20/2027 DD 10/20/23	115,000	115,000	118,468
	PNC FINANCIAL SERVICES GROUP I	VAR RT 10/21/2032 DD 10/21/24	75,000	75,000	73,014
	PRINCIPAL LIFE GLOBAL FUN 144A	5.100% 01/25/2029 DD 01/25/24	55,000	54,904	55,120
	PROGRESS RESIDENTI SFR7 A 144A	4.750% 10/27/2039 DD 09/29/22	98,562	97,481	97,762
	PROGRESS RESIDENTI SFR7 A 144A	1.692% 08/17/2040 DD 08/05/21	178,715	161,115	160,822
	PROTECTIVE LIFE GLOBAL FU 144A	1.646% 01/13/2025 DD 01/13/22	215,000	215,000	214,787
	PUBLIC SERVICE CO OF OKLAHOMA	5.200% 01/15/2035 DD 12/05/24	65,000	65,080	63,078
	PUBLIC SERVICE ENTERPRISE GROUP	5.850% 11/15/2027 DD 11/08/22	250,000	249,738	257,143
	PUBLIC SERVICE ENTERPRISE GROUP	5.200% 04/01/2029 DD 03/27/24	60,000	59,913	60,636
	PUGET ENERGY INC	4.100% 06/15/2030 DD 05/19/20	70,000	69,883	66,010
	QUEST DIAGNOSTICS INC	4.625% 12/15/2029 DD 08/19/24	110,000	109,883	108,283
	REPUBLIC SERVICES INC	1.450% 02/15/2031 DD 08/20/20	30,000	23,936	24,338
	REPUBLIC SERVICES INC	4.875% 04/01/2029 DD 03/28/23	35,000	35,182	34,913
	REPUBLIC SERVICES INC	5.000% 11/15/2029 DD 06/25/24	180,000	179,649	180,932
	RGA GLOBAL FUNDING 144A	5.448% 05/24/2029 DD 05/24/24	50,000	50,000	50,689

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	ROCK TRUST 2024-CN CNTR A 144A	5.388% 11/13/2041 DD 10/01/24	300,000	301,082	299,127
	ROGERS COMMUNICATIONS INC	5.000% 02/15/2029 DD 02/09/24	70,000	69,800	69,547
	ROYAL BANK OF CANADA	2.050% 01/21/2027 DD 01/21/22	285,000	284,812	270,573
	RTX CORP	5.150% 02/27/2033 DD 02/27/23	65,000	64,809	64,469
	RTX CORP	4.125% 11/16/2028 DD 08/16/18	15,000	14,678	14,598
	RYDER SYSTEM INC	4.900% 12/01/2029 DD 11/05/24	40,000	39,964	39,658
	SANTANDER DRIVE AUTO RECE 1 A3	5.250% 04/17/2028 DD 01/18/24	25,000	24,999	25,109
	SANTANDER DRIVE AUTO RECE 2 A3	5.210% 07/15/2027 DD 05/17/23	128,966	128,962	129,109
	SANTANDER DRIVE AUTO RECE 3 A3	5.610% 10/15/2027 DD 07/26/23	49,421	49,415	49,562
	SANTANDER DRIVE AUTO RECE 4 A3	5.730% 04/17/2028 DD 08/23/23	115,000	114,978	115,738
	SANTANDER DRIVE AUTO RECE 5 A3	6.020% 09/15/2028 DD 10/18/23	155,000	154,976	156,634
	SANTANDER DRIVE AUTO RECE 6 A3	5.930% 07/17/2028 DD 11/21/23	35,000	35,000	35,365
	SANTANDER DRIVE AUTO RECE 7 A3	5.750% 04/15/2027 DD 11/22/22	12,601	12,600	12,611
	SBNA AUTO LEASE TRUS A A4 144A	5.240% 01/22/2029 DD 01/30/24	40,000	39,997	40,305
	SCF EQUIPMENT LEASI 1A A2 144A	6.560% 01/22/2030 DD 11/15/23	110,041	110,040	110,874
	SCF EQUIPMENT LEASI 1A A3 144A	5.520% 01/20/2032 DD 06/21/24	100,000	99,989	101,598
	SEMPRA	3.400% 02/01/2028 DD 01/12/18	20,000	20,728	19,119
	SEMPRA	3.700% 04/01/2029 DD 03/24/22	10,000	9,963	9,499
	SEMPRA	5.400% 08/01/2026 DD 06/23/23	70,000	69,739	70,584
	SFS AUTO RECEIVABLE 1A A4 144A	5.470% 12/20/2029 DD 06/30/23	105,000	104,965	106,626
	SFS AUTO RECEIVABLE 1A A4 144A	4.940% 01/21/2031 DD 01/17/24	35,000	34,990	35,116
	SHERWIN-WILLIAMS CO/THE	3.450% 06/01/2027 DD 05/16/17	45,000	43,182	43,753
	SKYWORKS SOLUTIONS INC	1.800% 06/01/2026 DD 05/26/21	35,000	34,983	33,522
	SMITH & NEPHEW PLC	2.032% 10/14/2030 DD 10/14/20	60,000	50,931	50,275
	SMITH & NEPHEW PLC	5.150% 03/20/2027 DD 03/20/24	35,000	34,963	35,248
	SOLVENTUM CORP 144A	5.450% 02/25/2027 DD 02/27/24	220,000	219,971	222,059
	SOUTHERN CALIFORNIA EDISON CO	5.850% 11/01/2027 DD 11/08/22	85,000	85,167	87,400
	SOUTHERN CO/THE	3.250% 07/01/2026 DD 05/24/16	140,000	131,340	137,155
	SOUTHERN CO/THE	4.850% 06/15/2028 DD 05/18/23	90,000	89,863	90,137
	SOUTHERN CO/THE	5.500% 03/15/2029 DD 09/08/23	60,000	60,477	61,216
	SOUTHWEST GAS CORP	2.200% 06/15/2030 DD 06/04/20	65,000	50,606	55,999
	STANDARD CHARTERED PLC 144A	VAR RT 10/15/2030 DD 10/15/24	200,000	200,246	196,470
	SYNCHRONY FINANCIAL	4.875% 06/13/2025 DD 06/13/22	200,000	199,856	199,806
	TAPESTRY INC	5.100% 03/11/2030 DD 12/11/24	45,000	45,081	44,487
	TARGA RESOURCES CORP	5.200% 07/01/2027 DD 07/07/22	135,000	134,908	135,806
	TARGA RESOURCES PARTNERS LP /	4.000% 01/15/2032 DD 02/02/21	15,000	13,115	13,648
	TEXAS EASTERN TRANSMISSIO 144A	3.500% 01/15/2028 DD 01/09/18	60,000	59,689	57,387
	TEXAS NATURAL GAS SECURITIZTN	5.102% 04/01/2035 DD 09/01/23	152,939	152,939	153,261
	T-MOBILE USA INC	2.400% 03/15/2029 DD 12/06/21	15,000	14,990	13,510
	T-MOBILE USA INC	3.750% 04/15/2027 DD 04/15/21	110,000	109,953	107,455
	T-MOBILE USA INC	4.950% 03/15/2028 DD 02/09/23	190,000	189,603	190,074
	T-MOBILE USA INC	4.800% 07/15/2028 DD 05/11/23	100,000	99,789	99,445
	T-MOBILE USA INC	4.200% 10/01/2029 DD 09/26/24	80,000	79,835	77,453
	TOTALENERGIES CAPITAL SA	4.724% 09/10/2034 DD 09/10/24	40,000	40,000	38,480
	TRANE TECHNOLOGIES FINANCING L	5.100% 06/13/2034 DD 06/13/24	14,000	13,959	13,846
	TRICON RESIDENTIAL SFR1 A 144A	5.100% 07/17/2040 DD 07/11/23	99,908	97,682	99,801

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value
	TRICON RESIDENTIAL SFR2 A 144A	4.750% 06/17/2040 DD 06/05/24	99,938	96,552	98,657
	TRICON RESIDENTIAL SFR4 A 144A	4.300% 11/17/2041 DD 11/12/24	110,000	105,590	105,989
	TYSON FOODS INC	5.400% 03/15/2029 DD 03/08/24	25,000	24,960	25,276
	U S TREASURY NOTE	4.500% 03/31/2026 DD 03/31/24	5,575,000	5,562,587	5,590,053
	U S TREASURY NOTE	4.125% 10/31/2029 DD 10/31/24	3,300,000	955,147	950,210
	U S TREASURY NOTE	4.125% 11/30/2029 DD 11/30/24	965,000	953,126	953,922
	UBS COMMERCIAL MORTGAG C12 ASB	4.195% 08/15/2051 DD 08/01/18	184,244	205,503	182,853
	UBS GROUP AG 144A	VAR RT 08/11/2028 DD 08/12/22	250,000	250,000	258,363
	UNITEDHEALTH GROUP INC	4.950% 01/15/2032 DD 07/25/24	60,000	59,864	59,252
	US BANCORP	VAR RT 01/27/2028 DD 01/27/22	285,000	285,000	270,194
	US TREAS-CPI INFLAT	1.375% 02/15/2044 DD 02/15/14	623,019	522,005	518,427
	US TREAS-CPI INFLAT	0.750% 02/15/2045 DD 02/15/15	221,174	161,576	160,263
	VERALTO CORP	5.500% 09/18/2026 DD 03/18/24	65,000	65,709	65,752
	VIRGINIA ELECTRIC AND POWER CO	5.000% 04/01/2033 DD 03/30/23	120,000	119,664	117,467
	VIRGINIA ELECTRIC AND POWER CO	5.050% 08/15/2034 DD 08/12/24	30,000	29,932	29,278
	VOLVO FINANCIAL EQU 1A A4 144A	4.290% 07/15/2031 DD 09/18/24	45,000	44,990	44,203
	WARNERMEDIA HOLDINGS INC	4.279% 03/15/2032 DD 03/15/23	280,000	254,382	246,817
	WARNERMEDIA HOLDINGS INC	4.054% 03/15/2029 DD 03/15/23	210,000	208,153	195,449
	WASTE MANAGEMENT INC	4.950% 07/03/2031 DD 07/03/24	80,000	79,514	80,093
	WASTE MANAGEMENT INC 144A	3.875% 01/15/2029 DD 07/15/24	55,000	53,329	52,993
	WEC ENERGY GROUP INC	5.000% 09/27/2025 DD 09/27/22	50,000	49,964	50,086
	WELLS FARGO & CO	VAR RT 07/25/2028 DD 07/25/22	180,000	180,000	179,352
	WELLS FARGO & CO	VAR RT 01/23/2030 DD 01/23/24	115,000	115,000	115,255
	WELLS FARGO & CO	VAR RT 01/23/2035 DD 01/23/24	50,000	50,000	49,858
	WELLS FARGO & CO	3.000% 04/22/2026 DD 04/22/16	65,000	64,708	63,565
	WELLS FARGO & CO	VAR RT 10/30/2030 DD 10/31/19	125,000	107,706	112,801
	WELLS FARGO & CO	VAR RT 03/24/2028 DD 03/24/22	200,000	200,000	193,952
	WELLS FARGO & CO	VAR RT 10/23/2029 DD 10/23/23	105,000	104,914	109,262
	WELLTOWER OP LLC	4.000% 06/01/2025 DD 05/26/15	170,000	182,092	169,373
	WESTLAKE AUTOMOBILE 1A A3 144A	5.210% 01/18/2028 DD 01/20/23	67,307	67,304	67,384
	WESTPAC BANKING CORP	5.457% 11/18/2027 DD 11/18/22	190,000	190,000	194,423
	WHISTLER PIPELINE LLC 144A	5.400% 09/30/2029 DD 08/05/24	110,000	110,176	109,574
	WILLIAMS COS INC/THE	5.400% 03/02/2026 DD 03/02/23	80,000	79,926	80,546
	WILLIS NORTH AMERICA INC	4.500% 09/15/2028 DD 09/10/18	60,000	66,189	58,905
	WILLIS NORTH AMERICA INC	4.650% 06/15/2027 DD 05/19/22	270,000	269,879	269,339
	WORLD OMNI AUTO RECEIVABLE A A4	4.660% 05/15/2029 DD 02/15/23	100,000	99,985	100,068
	WORLD OMNI AUTO RECEIVABLE B A4	4.680% 05/15/2029 DD 04/19/23	320,000	319,999	319,984
	XCEL ENERGY INC	1.750% 03/15/2027 DD 11/03/21	375,000	374,164	351,124
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		6,626,297	6,626,297
	TOTAL UNDERLYING ASSETS			$168,755,872	$165,268,496

	MET TOWER LIFE 38025 - 72.6% of MARKET VALUE				$120,008,444
*	IGT INVESCO SHORT-TERM BOND FUND				78,670,253
	FAIR VALUE MET TOWER LIFE 38025				198,678,697
*	MET TOWER LIFE 38025 - ADJ MARKET TO CONTRACT VALUE				13,938,724
	MET TOWER LIFE 38025 - CONTRACT VALUE				$212,617,421

		(c)
	(b)	Face Value		(e)
	Identity of Issue, Borrower,	or Number	(d)	Current
(a)	Lessor or Similar Party	of Shares	Cost	Value

	RGA - RGA00036 - 27.4% of MARKET VALUE			$45,260,052
*	IGT INVESCO SHORT-TERM BOND FUND			85,472,017
*	IGT JENNISON INTERMEDIATE FUND			46,287,637
	FAIR VALUE RGA - RGA00036			177,019,706
*	RGA - RGA00036 - ADJUSTMENT FROM MARKET TO CONTRACT VALUE			12,523,513
	RGA - RGA00036 - CONTRACT VALUE			$189,543,219
*	Represents a party-in-interest to the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1 *	Consent of BDO USA, P.C.

* Filed herewith

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: June 13, 2025	BY: /s/ BRYAN JENDRETZKE
Bryan Jendretzke Global Benefits Director and Plan Administrator